Exhibit 99.D

Description of
República Oriental del Uruguay
May 24, 2017

INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay” or the “Republic”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

The terms set forth below have the following meanings for the purposes of this document:

●	Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in March 2009) to eliminate distortions introduced by changes in relative prices.

●	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

●	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a FOB basis.

●	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the latest December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars, euros or yen at any particular rate or at all. References herein to “UIs” are to Unidades Indexadas. UIs are inflation-indexed monetary units. The UI is calculated by the National Institute of Statistics (Instituto Nacional de Estadística or INE) as provided and published monthly in advance for each day from the 6th day of each month to the 5th day of the following month by INE and Banco Central del Uruguay. The UI changes on a daily basis to reflect changes in the consumer price index (Indice de Precios al Consumo or IPC), which is measured by the INE. The UI for each day is set in advance based on changes in previous months’ inflation.

References herein to the Uruguayan “public sector” includes the central government, Central Bank, public enterprises, local governments and other public sector entities.

The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2013, 2014, 2015, 2016 and 2017 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the methodology adopted by the government in March 2013, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Data for prior years has been restated following this methodology.

SUMMARY

	2012		2013		2014		2015		2016(1)
	(in millions of US$, except as otherwise indicated)

THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	51,238	US$	57,482	US$	57,277	US$	53,273(1)	US$	52,556
Real GDP (in thousands of constant 2005 pesos)(2)	Ps.	618,174	Ps.	646,842	Ps.	667,792	Ps.	670,268(1)	Ps.	680,010
% change from prior year		3.5%		4.6%		3.2%		0.4%(1)		1.5%
Consumer price index or CPI (annual rate of change)		7.5%		8.5%		8.3%		9.4%		8.1%
Wholesale price index or WPI (annual rate of change)		5.9%		6.3%		10.6%		6.6%		(1.9%)%
Unemployment rate (annual average)(3)		6.5%		6.5%		6.6%		7.5%		7.9%
Balance of payments(4)
Trade balance (merchandise)		(2,361.3)		(1,352.0)(1)		(908.7)(1)		(242.3)(1)		343.1
Current account		(2,592.9)		(2,861.3)(1)		(2,576.1)(1)		(1,139.0)(1)		(117.4)
Capital and financial account net		6,286.1		4,720.7(1)		4,035.1(1)		(68.5)(1)		(208.3)
Errors and omissions(5)		(406.2)		1,063.6(1)		(99) (1)		(580.4)(1)		(1,840.3)
Overall balance of payments excluding impact of gold valuation adjustment		3,287.0		2,923.0(1)		1,360.0(1)		(1,787.9) (1)		(2,166.0)
Change in Banco Central international reserve assets (period end)		(3,287.0)		(2,923.0)(1)		(1,360.0)(1)		1,787.9(1)		2,166.0
Banco Central international reserve assets (period end)(6)		13,605(7)		16,290(8)		17,555(9)		15,634(10)		13,472(11)

PUBLIC FINANCE
Non-Financial Public Sector Revenues		14,200		16,948		16,669(1)		15,462(1)		15,471
Non-Financial Public Sector Primary Expenditures		14,319		16,735		16,869(1)		15,343(1)		15,770
Public Sector Primary Balance		(82)		222		(354)(1)		(9)(1)		(286)
Public Sector Overall Balance (surplus/(deficit))		(1,380)		(1,335)		(1,984)(1)		(1,906)(1)		(2,301)

PUBLIC DEBT

Consolidated public sector debt
Debt with non-residents(12)		16,246		17,559		18,406		18,058		17,146
Debt with residents		14,887		15,543		15,120		13,338		16,178
Total		31,133		33,102		33,525		31,396		33,324
As a % of GDP		60.6%		57.5%		58.5%		58.7%		63.2%
Consolidated public sector external debt service
Amortizations		1,896		3,211		3,305		2.965		671
Interest payments		575		691		731		809		844
Total		2,471		3,902		4,036		3,774		1,515
As a % of exports of goods and services		18.3%		28.4%		29.5%		30.9%		13.3%

(1)	Preliminary data.

(2)	Figures are not adjusted by purchasing power.

(3)	Unemployment population as percentage of the labor force.

(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.

(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2012, 2013, 2014, 2015 and 2016.

(7)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,642 million of other public sector financial institutions.

(8)	This amount includes US$5,299 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,184 million of other public sector financial institutions.

(9)	This amount includes US$6,768 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,771 million of public sector financial institutions.

(10)	This amount includes US$6,584 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,457 million of public sector financial institutions.

(11)	This amount includes US$5,542 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,481 million of public sector financial institutions.

(12)	Excludes interest on non-resident banking deposits.

Source: Banco Central

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2011 national census, Uruguay’s population of approximately 3.3 million is primarily of European origin and has a literacy rate above 98%. Approximately 95% of the population lives in urban areas and about 40% of the population resides in the Montevideo metropolitan area. The population growth rate averaged 0.2% per year for the period from 1985 to 2011, and is the lowest in South America. Uruguay is generally considered a high-income country. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December 31, 2015, unless otherwise indicated.

	Uruguay		Brazil		Chile		Venezuela		Mexico		United States

Per capita GNI(1)	US$	15,720	US$	9,990	US$	14,100		n.a	US$	9,710	US$	55,980
PPP GNI per capita(2)	US$	20,220	US$	15,900	US$	21,570	US$	17,140	US$	16,710	US$	55,860
Life expectancy at birth(3)		77		75		82		74		77		79
Adult literacy rate(4)(5)		98.4%		92.6%		97.3%		95.4%		94.4%		n.a.
Infant mortality per 1000 live births(4)		9		15		7		13		11		6

n.a. = not available.

(1)	World Bank Atlas method.

(2)	Current US$, adjusted for purchasing power parity.

(3)	In years.

(4)	Percentage of people ages 15 and older.

(5)	2015 data. CEPAL does not prepare statistics on the United States’ adult literacy rate.

Source: The World Bank - World Development Indicators database and CEPAL.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. The Partido Independiente is a center-left group which split from the Frente Amplio prior to the 1989 elections. A fifth political party, the Unidad Popular, is a left-wing party formed in 2013 by several smaller left-wing political groups.

Presidential elections were held on October 26, 2014. Mr. Tabaré Vázquez Rosas from Frente Amplio (who was president between 2005 and 2010) received 47.81% of the votes cast, Mr. Luis Lacalle Pou from Partido Nacional received 30.88% of the votes cast, and Mr. Pedro Bordaberry from Partido Colorado received 12.89% of the votes cast. Based on these results, Mr. Vázquez Rosas and Mr. Lacalle Pou participated in the runoff election on November 30, 2014, and Mr. Tabaré Vázquez Rosas of the Frente Amplio won the national presidential election with 52.8% of the votes cast. Mr. Vázquez Rosas took office for a second non-consecutive term on March 1, 2015, succeeding Mr. José Alberto Mujica Cordano, who is also a member of Frente Amplio.

In the congressional elections also held on October 26, 2014, the Frente Amplio retained a majority of both houses of Congress. The congressional representation of each of the five parties elected for the 2015-2020 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	15	51.6%	50	50.5%
Partido Nacional	10	32.2	32	32.3
Partido Colorado	4	12.9	13	13.1
Partido Independiente	1	3.2	3	3.03
Unidad Popular	—	—	1	1.01
Total(1)	31	100%	99	100%

(1)	The Vice President, currently Mr. Raúl Fernando Sendic Rodríguez of the Frente Amplio, occupies the thirty-first seat in the Senate.

Although the Frente Amplio retained majorities in both houses of Congress, the ruling party has expressed an intention to seek consensus with the Partido Colorado, the Partido Nacional, the Partido Independiente and Unidad Popular with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.

Since 2005, the Frente Amplio maintains the following goals of economic policy:

●	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;

●	reducing unemployment and improving the quality of employment; and

●	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.

Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 172 countries and is a member of 105 international organizations, including:

●	the United Nations (founding member), including many of its specialized agencies;

●	the Organization of American States;

●	the World Trade Organization;

●	the International Monetary Fund or the IMF;

●	the International Bank for Reconstruction and Development or the World Bank;

●	the International Finance Corporation;

●	the Multilateral Investment Guaranty Agency;

●	the International Centre for Settlement of Investment Disputes;

●	the Inter-American Development Bank or the IADB;

●	the Inter-American Investment Corporation; and

●	the Corporación Andina de Fomento or the CAF.

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico, Cuba, Panamá and Nicaragua since its creation in 1960.

In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. The common external tariff regime became effective on January 1, 2001. However, it was also agreed that each member country would be entitled to take exceptions to the common external tariff for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. These periods have recently been extended, allowing Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022 and Paraguay until December 31, 2023. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

In July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur. In December 2013, Paraguay acknowledged the admission of Venezuela as a full member of Mercosur. In July 2015, Bolivia signed a Protocol to become a full member of Mercosur. The Protocol provides that Bolivia will gradually adopt the regulations of Mercosur over a period of four years following the entry into force of the Protocol. Within the same period of time, Bolivia is expected to adopt the Mercosur Common Nomenclature (NCM), the Common External Tariff and Mercosur’s Origin Regime. In December 2016, Venezuela’s status as a full member was temporarily suspended by the other Mercosur members, after it was considered to have failed to implement Mercosur regulations, in accordance with the undertakings assumed in 2012 in connection with its admission to Mercosur.

Since the establishment of Mercosur, the following trade agreements have become effective for Mercosur members:

Year Signed	Year Effective	Country/Economic Region	Description of Agreement
1996	1996	Chile	Free trade zone starting in 2014
1996	1997	Bolivia	Free trade zone starting in 2006
2003	2005	Colombia, Ecuador and Venezuela	Gradual free trade zone for certain goods until 2020
2005	2006	Peru	Gradual free trade zone for certain goods until 2021
2006	2008	Cuba	Tariff elimination for certain goods
2007	2009	Israel	Gradual free trade zone for certain goods until 2019.
2004	2009	India	Tariff reduction for certain goods
2008	2016	Southern African Customs Union (“SACU”)	Tariff reduction for certain goods

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade. While the parties have made progress in several areas, Mercosur conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur and negotiations were discontinued in 2004. Negotiations were re-launched in 2010. Mercosur and the EU exchanged proposals on the open issues in May 2016 and have resumed negotiations in October 2016.

Mercosur also initiated negotiations for the establishment of a free trade zone with the European Free Trade Association (“EFTA”). In January 2017, representatives of Mercosur and EFTA announced the commencement of negotiations in the World Economic Forum’s Annual Meeting in Davos. In February 2017, Mercosur and EFTA approved the agenda and structure of the negotiations. The first round is scheduled to take place in Buenos Aires in June 2017.

Mercosur and the United States, which had suspended negotiations in 2004, sought to resume negotiations relating to the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated.

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the member states that to date have not resulted in the convergence of the national economies, an objective stated on several occasions pursued. Argentina’s crisis in 2001 and its long-lasting effects have adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium-term.

Uruguay has entered into bilateral treaties related to trade and investment, including the following:

Year Signed	Year Effective	Country/Economic Region	Descriptions of Agreement
2003	2004	United Mexican States	Free Trade Agreement
2004	2007	Iran	Bilateral Trade Framework Agreement
2005	2006	United States of America	Bilateral Investment Promotion Treaty
2007	2007	United States of America	Trade and Investment Framework Agreement
2008	2011	United States of America	Cooperation Agreement in Science and Technology
2008	—	India	Bilateral Investment Treaty
2008	2009	Venezuela	Economic Cooperation Agreement
2010	2012	Chile	Bilateral Investment Treaty
2009	2011	South Korea	Bilateral Investment Treaty
2009	2012	Chile	Public Procurement Agreement
2009	2012	Vietnam	Bilateral Investment Treaty
2015	2017	Japan	Bilateral Investment Treaty
2016	—	Chile	Free Trade Agreement

In March 2009, Uruguay and Brazil signed an energy cooperation agreement for the development of an electrical transmission line, to facilitate interconnectivity of both countries’ energy networks. A line with a transmission capacity of 500MW was completed in 2016 and on May 2, 2017, Uruguay began exporting electricity to Brazil. See “Gross Domestic Product and Structure of the Economy—Principal Sectors of the Economy—Electricity, Gas and Water.”

THE ECONOMY

History and Background

In the 1980s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994. Uruguay’s economy recovered with real GDP growth of 5.0% on average from 1996 to 1998 fueled mainly by increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. With respect to imports of capital goods, telecommunications and information technology products of non-Mercosur origin, the members of Mercosur agreed that all of them could take exception from the common external tariff, Argentina and Brazil until 2021 and Uruguay and Paraguay until 2022 and 2023, respectively, and Venezuela until 2022 (although Venezuela’s membership was suspended in December 2016). The Mercosur member states agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government during this period (including unilateral increases in import tariffs on consumer goods and the elimination of import tariffs on capital goods, for non-Mercosur products) adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. Uruguay maintains certain duties affecting imports of certain Argentine products whose producers are entitled to regional or sectorial subsidies. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Fitosanitary border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution and cooperation have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil, Paraguay and Uruguay. The liberalization is expected to be effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization. As of May 3, 2017, seven negotiation rounds had been held, but no liberalization of services, access to market or establishment has been accomplished to date.

1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy, affecting local demand, exports and the consolidated balance of the public sector.

In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis were associated with Argentina’s economic crisis during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since 1982-83. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). In the second quarter of 2002, a deposit outflow affected Uruguay’s financial system leading first to the suspension of Banco Galicia de Uruguay, or BGU, and Banco Comercial, Uruguay’s two largest private banks (both affiliated with Argentine banks) and soon thereafter to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB to safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the economic program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps. 32.33 per US$1.00 on September 10, 2002. The depreciation of the peso resulted in Uruguay’s foreign currency-denominated debt to GDP ratio rising to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the contraction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt was denominated in foreign currency), practically neutralized the savings achieved by the central government in 2002. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2016: Recovery and Economic Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover, recording an annual real GDP growth of 0.8% and 5.0% in 2003 and 2004, respectively. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. Between 2005 and 2010 GDP grew at an average rate of 6.2%, and continued to grow at rates of 5.2% in 2011, 3.5% in 2012, 4.6% in 2013 and 3.2% in 2014. Commencing in 2015, the rate of economic growth decelerated reflecting the impact of slower economic growth and recession affecting Uruguay’s main regional trade partners and a decrease in the prices of Uruguay’s export commodities. Real GDP grew by 0.4% in 2015 and 1.5% in 2016.

In 2012, domestic private consumption grew by 5.0% compared to 2011 and represented 67.2% of GDP. In 2013, domestic private consumption grew by 5.2% compared to 2012 and represented 66.5% of GDP. In 2014, domestic private consumption grew by 4.2% compared to 2013 and represented 67.1% of GDP. In 2015, domestic private consumption decreased 0.5% compared to 2014 and represented 66.8% of GDP. In 2016, domestic private consumption grew by 0.7% compared to 2015 and represented 65.7% of GDP.

In 2012, gross fixed investment increased by 18.5% compared to 2011, representing 22.2% of GDP, with private gross fixed investment increasing by 22.2%. In 2013, gross fixed investment increased by 4.3.% compared to 2012, representing 21.8% of GDP, with private gross fixed investment increasing by 2.7%. In 2014, gross fixed investment increased by 2.6% compared to 2013, representing 21.4% of GDP, driven by public gross fixed investment since private gross fixed investment decreased by 0.8%. In 2015, gross fixed investment (both public and private) decreased by 7.7% compared to 2014, representing 19.9% of GDP. In 2016, gross fixed investments increased by 0.9% compared to 2015, representing 18.9% of GDP. Gross domestic savings represented 16.9% of GDP in 2012, 16.5% of GDP in 2013, 16.0% of GDP in 2014, 16.8 % of GDP in 2015 and 17.6% of GDP in 2016.

Exports of goods and services grew by 3.1% in 2012, 0.2% in 2013 and 1.9% in 2014, but decreased by 1.2% in 2015 and 1.4% in 2016. Imports of goods and services increased by 13.5% in 2012, 3.5% in 2013 and 0.5% in 2014, but decreased by 7.4% in 2015 and 2.9% in 2016.

Deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$23.2 billion at December 31, 2012, US$25.3 billion at December 31, 2013, US$26.9 billion at December 31, 2014, US$27.9 billion at December 31, 2015 and US$28.2 billion at December 31, 2016. Approximately 77.3% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2016, compared to 81.9% as of December 31, 2015. Foreign currency deposits held by non-residents decreased by approximately US$1.0 billion in 2016, following the implementation by Argentina of its tax amnesty. In 2010 and 2011 the annual rate of consumer price inflation was 6.9% and 8.6%, respectively, decreasing to 7.5% in 2012. The annual rate of consumer price inflation reached 8.5% in 2013, 8.3% in 2014, 9.4% in 2015 and 8.1% in 2016. The rate of inflation for the twelve-month period ended April 30, 2017, was 6.5%, as measured by the consumer price index. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

The Economic Policies of the Vázquez Administration

The Vázquez administration has continued to prioritize macroeconomic stability and adjusted existing policies to the extent needed to pursue its main objectives, which include:

●	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability; and

●	strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.

In December  2015, President Vázquez signed into law the five-year budget for the period 2015-2019. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability objectives while continuing to invest in infrastructure and maintaining social spending. See “Fiscal Policy—Budget.”

The Vázquez administration has announced the implementation of a “Sistema Nacional Integrado de Cuidados” (National Care System) to promote and gradually implement public policies addressing the needs of people that are not in a position to fend for themselves, including early childhood through the age of three, disabled people and elders who cannot fend for themselves.

Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have not been material to date.

The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening of the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to foreign telecommunications companies, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 17 companies in competition with ANTEL.

The government also granted the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A, or CVU, a special-purpose company responsible for the projects. CVU and private companies have to date signed 99 contracts for investments of approximately US$500 million for the construction of bridges and highways.

In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

In September 2003, the government granted a 30-year concession to Puerta del Sur S.A. for the management and administration of the Montevideo airport.

In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and retained a 25% stake in the airline. The new company was called Pluna Líneas Aéreas S.A. In 2011, Pluna incurred severe losses, and its liquidity and financial condition deteriorated severely. On June 15, 2012, Leadgate—the controlling shareholder—transferred all of its shares in Pluna to a trust under the surveillance of the Uruguayan government. In July 2012, Pluna suspended all flights and initiated a judicial reorganization procedure. Thereafter, Congress passed Law No. 18,931 to reorganize the operations of the airline, including by disposing Pluna’s assets. In October 2012, through a trust created pursuant to Law No. 18,931, the government conducted an auction for the sale of seven of Pluna’s aircrafts. The auction was initially awarded to Cosmo S.A., a company organized under the laws of Spain, however, the transaction was not completed. In December 2013, the Supreme Court of Uruguay declared several provisions of Law No. 18,931 unconstitutional. As a result, the transfer of the Pluna aircrafts to the trust was reversed and they remained property subject to liquidation by Pluna’s receiver until their sale in 2014 to Strategic Air Finance (SAF) for US$77 million.

At this time the government has no plans to privatize any public sector enterprises.

In July 2015, the government announced a plan to improve the infrastructure of roads and highways. The program seeks to repair and improve 1,300 kilometers of roads, of which 160 kilometers will comprise new roads. The project entails a US$650 million investment over five years, mostly under the public-private partnership regime. In 2015 and 2016, investments of approximately US$180 million and US$144 million, respectively, were made in the rehabilitation of roads.

For a description of government participation in Uruguayan economy see “Gross Domestic Product and Structure of the Economy—Role of the State in the Economy.”

Environment

The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out by many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the government the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

Uruguay has received financing from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government currently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980s, Uruguay also received a series of loans from the IADB to undertake the cleaning up of Montevideo’s coast, including the shoreline along the Río de la Plata.

In May 2006, Argentina brought a claim to the International Court of Justice (“ICJ”) against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay river, Uruguay failed to honor its obligations under the treaty.

On April 20 2010, the ICJ issued its final ruling on this dispute. Although the ICJ ruled that Uruguay breached certain procedural obligations under the Treaty of the Uruguay River, it did not find that any of the environmental damages claimed by Argentina had been proved and did not impose any remedial sanction on Uruguay. On August 30, 2010, Uruguay and Argentina signed an agreement providing for the creation of a technical committee within the Administrative Commission of the Uruguay River (“CARP”). This committee was created to monitor the Uruguay river and the industrial and agricultural businesses and cities on both margins of the Uruguay river that discharge effluents into the river.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(millions of 2005 pesos, except as otherwise indicated)

		2012		2013		2014		2015(1)		2016(1)
GDP	Ps.	618,174	Ps.	646,842	Ps.	667,792	Ps.	670,268	Ps.	680,010
Imports of goods and services		244,489		251,369		253,271		234,871		227,985
Total supply of goods and services		862,664		898,211		921,063		905,139		907,995
Exports of goods and services		190,536		190,419		197,112		195,929		193,193
Total goods and services available for domestic expenditures	Ps.	672,128	Ps.	707,792	Ps.	723,952	Ps.	709,210	Ps.	714,801
Allocation of total goods and services:
Consumption (public and private)		526,492		555,204		571,347		570,406		574,968
Gross investment (public and private)		145,636		152,588		152,604		138,805		139,834
Total domestic expenditures	Ps.	672,128	Ps.	707,792	Ps.	723,952	Ps.	709,210	Ps.	714,801
GDP growth (%) (2)		3.5%		4.6%		3.2%		0.4%		1.5%

(1)	Preliminary data.

(2)	% change from previous year, 2005 prices.

Source: Banco Central.

Gross Domestic Product by Expenditure
(% of total nominal GDP, unless otherwise indicated)

	2012	2013	2014	2015(1)	2016(1)
Government consumption	13.3%	13.5%	13.7%	13.8%	14.5%
Private consumption	67.0	67.0	67.1	66.8	65.7
Gross fixed investment	22.2	21.8	21.4	19.8	18.9
Public sector (% of gross fixed investment)	3.8	4.2	4.9	4.6	4.5
Private sector (% of gross fixed investment)	18.3	17.6	16.6	15.2	14.4
Exports of goods and services	25.9	23.4	23.5	22.5	21.4
Imports of goods and services	29.1	26.4	25.5	22.9	20.2
Savings	16.9	16.5	16.0	16.8	17.6

(1)        Preliminary data.

Source: Banco Central.

Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 2005 prices)

	2012	2013	2014	2015(1)	2016(1)
Government consumption	6.0%	4.9%	2.5%	2.2%	1.6%
Private consumption	4.9	5.5	3.0	(0.5)	0.7
Gross fixed investment	18.2	3.8	2.4	(9.2)	0.9
Public sector (% of gross fixed investment)	0.5	13.6	28.7	(12.2)	7.9
Private sector (% of gross fixed investment)	21.9	2.1	(2.8)	(8.5)	(0.8)
Exports of goods and services	3.6	(0.1)	3.5	(0.6)	(1.4)
Imports of goods and services	13.6	2.8	0.8	(7.3)	(2.9)

(1)        Preliminary data.

Source: Banco Central.

D-17

Principal Sectors of the Economy

The Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector, the real estate and business services sector and the government sector.

In 2016, GDP increased by 1.5% in real terms, after growing by 0.4% in 2015, 3.2% in 2014, 4.6% in 2013 and 3.5% in 2012, in each case with respect to the prior year. In 2016, services accounted for approximately 59.7% of GDP, while the manufacturing and agriculture, livestock and fishing sectors together accounted for 18.8% of GDP.

GDP growth in 2016 was driven mainly by growth in several sectors. The most significant sectors that contributed to GDP growth in 2016 were transportation, storage and communications, and electricity, gas and water. The transportation, storage and communications sector grew by 6.5% in real terms with respect to 2015, mainly as a result of the growth in the telecommunications sector attributable to an increase in the use of data services. The electricity, gas and water supply sector grew by 15.6% in real terms compared to 2015, due to an increase in the generation of electricity using renewable sources.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Gross Domestic Product by Sector
(in millions of US$ and % of GDP, nominal prices)

	2012			2013			2014			2015(1)			2016(1)
Agriculture, livestock and fishing	US$	4,161	8.1%	US$	4,378	7.6%	US$	3,858	6.7%	US$	3,266	6.1%	US$	3,162	6.0%
Mining		225	0.4		283	0.5		264	0.5		228	0.4		228	0.4
Manufacturing		6,237	12.2		6,476	11.3		6,955	12.1		7,055	13.2		6,695	12.7
Electricity, gas and water		534	1.0		1,279	2.2		1,341	2.3		1,181	2.2		1,406	2.7
Construction		4,718	9.2		5,568	9.7		5,588	9.8		5,089	9.6		5,003	9.5
Commerce, restaurants and hotels		7,111	13.9		7,896	13.7		7,677	13.4		6,945	13.0		6,826	13.0
Transportation, storage and communications		3,353	6.5		3,443	6.0		3,268	5.7		2,979	5.6		2,717	5.2
Real estate and business services		8,118	15.8		9,251	16.1		9,342	16.3		8,939	16.8		8,804	16.8
Financial and insurance services		2,275	4.4		2,523	4.4		2,550	4.5		2,447	4.6		2,527	4.8
Services of the government		5,071	9.9		5,830	10.1		5,971	10.4		5,640	10.6		5,780	11.0
Other community, social and personal services		4,475	8.7		5,029	8.7		5,040	8.8		4,654	8.7		4,731	9.0
Net adjustments for payments made by financial institutions and import tariffs		4,958	9.7		5,525	9.6		5,423	9.5		4,849	9.1		4,677	8.9
GDP (in millions of US$ at nominal prices)(2)	US$	51,238	100.0%	US$	57,482	100.0%	US$	57,277	100.0%	US$	53,273	100.0%	US$	52,556	100.0%
GDP per capita	US$	14,954		US$	16,709		US$	16,584		US$	15,365		US$	15,101

(1)        Preliminary data.

(2)        Figures are not adjusted by purchasing power.

Source: Banco Central.

D-18

Change in Gross Domestic Product by Sector
(% change from previous year, 2005 prices)

	2012	2013	2014	2015(1)	2016(1)
Agriculture, livestock and fishing	(0.8)%	2.0%	0.3%	(1.2)%	0.7%
Mining	(2.3)	2.5	(10.8)	(15.5)	7.8
Manufacturing	(3.9)	1.2	4.2	4.9	0.4
Electricity, gas and water	(21.9)	54.7	15.7	(6.7)	15.6
Construction	16.3	0.9	0.7	(6.1)	(3.9)
Commerce, restaurants and hotels	5.6	8.0	(0.6)	(4.0)	(1.6)
Transportation, storage and communications	10.0	6.9	7.4	4.8	6.5
Real estate, business, financial and insurance services	5.3	4.0	3.7	2.7	0.5
Other services(2)	1.5	2.7	2.9	0.1	(0.6)
Total GDP	3.5%	4.6%	3.2%	0.4%	1.5%

(1) Preliminary data.
(2) Includes public sector services and other services.

Source: Banco Central.

Agriculture, Livestock and Fishing

Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. In 2012, the sector contracted by 0.8% compared to 2011, mainly due to a decrease in agricultural production as a result of the combined effect of lower prices and lower demand, in particular external demand. This decrease was partially offset by a 3.2% growth in cattle production and a 4.4% growth in milk production. In 2013, the sector grew by 2.0% mainly due to the increase in agricultural production fueled by high international commodity prices and favorable weather conditions, especially for wheat and soybean. In 2014, the sector grew by 0.3% due to the increase in cattle production, which mitigated the adverse impact of a decrease in the production of wheat and soybean. In 2015, the sector contracted by 1.2%, mainly due to the decrease in agricultural production which offset increases in forestry and cattle production. In 2016, the sector grew by 0.7%, as a result of increases in cattle slaughter and exports of live cattle, which was partially offset by the decrease in cereals and oil and milk production.

In 2012, cereal and oil production increased by 0.3%, mainly as a result of an increase in soybean production. In 2013, cereal and oil production increased by 12.2%, mainly as a result of an increase in the production of both wheat and soybean. In 2014, cereal and oil production decreased by 13.7%, mainly as a result of decreased production of wheat and soybean. In 2015, cereal and oil production decreased by 9.4%, mainly as a result of decrease in rice and soybean production. In 2016, cereal and oil production decreased by 3.2%, mainly as a result of decrease in wheat and soybean production.

Milk production grew by 4.4% and 3.4% in 2012 and 2013, respectively, in each case with respect to the prior year. Milk production decreased by 0.7% in 2014 and by 2.2% in 2015 in each case with respect to the prior year. In 2016, milk production decreased by an additional 10.5% compared to 2015 as a result of a drop in international prices. Livestock production grew 3.0% in 2012, with respect to the prior year. In 2013, livestock production decreased by 1.4% compared to 2012. In 2014 and 2015, livestock production recovered, growing 1.2% and 4.3%, respectively. In 2016, livestock production grew by 4.1%, mainly due to opportunities created in the export market, primarily in Asia.

D-19

The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production
(in millions of US$, except as otherwise indicated)

	2012		2013		2014		2015(1)		2016(1)
Cereals and oil products	US$	3,223	US$	3,463	US$	2,607	US$	2,016	US$	1,911
Rice		376		395		361		285		256
Wheat		387		692		342		258		137
Soybean		1,697		1,629		1,306		858		911
Pastures		383		409		370		374		350
Vegetables and fruits		622		653		641		555		606
Milk		732		846		846		583		488
Livestock		2,445		2,436		2,342		2,375		2,224
Cattle		1,950		1,886		1,868		1,884		1,824
Wool		77		82		75		65		61
Forestry		261		318		379		435		419
Total agricultural and livestock production	US$	7,283	US$	7,717	US$	6,815	US$	5,963	US$	5,647

Cattle (in thousands of heads slaughtered)		2,116		2,009		2,115		2,212		2,471
Milk (in millions of liters)		1,936		2,018		2,014		1,974		1,775
Wool (in tons)		32,402		30,984		27,693		23,419		23,419

(1)  Preliminary data.

Source: Banco Central.

The following tables set forth percentage changes from prior years for agricultural and livestock production for the periods indicated, based on 2005 prices to eliminate distortions attributable to changes in relative prices.

Agricultural and Livestock Production
(% change from previous year, 2005 prices)

	2012	2013	2014	2015(1)	2016(1)
Cereals and oil products	0.3%	12.2%	(13.7)%	(9.4)%	(3.2)%
Rice	(7.3)	1.2	(1.0)	(1.6)	1.6
Wheat	(49.8)	63.4	(43.5)	1.1	(32.4)
Soybean	39.0	7.1	(8.2)	(20.0)	(2.6)
Pastures	2.0	6.5	(4.0)	3.0	0.0
Vegetables and fruits	4.5	(12.1)	7.5	(5.0)	1.3
Milk	4.4	3.4	(0.7)	(2.2)	(10.5)
Livestock	3.0	(1.4)	1.2	4.3	4.1
Cattle	3.2	(2.3)	4.2	3.7	6.0
Wool	2.2	10.7	(10.6)	(15.9)	0.0
Forestry	(6.0)	12.2	38.9	17.3	2.5
Total agricultural and livestock production	1.6%	4.9%	(3.3)%	(1.5)%	(0.4)%

(1)  Preliminary data.

Source: Banco Central.

Mining

The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 2012 through 2016 at approximately 0.4%.Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. Several projects have been developed in Uruguay over the past years for the mining of nickel, copper and diamonds, without any findings.

In October 2012, the government submitted a bill to Congress proposing the enactment of a law regulating large-scale mining projects (Ley de Minería de Gran Porte). In September 2013, Congress passed the law, which sets the conditions under which large mining exploitation concessions will be granted. The law defines large-scale mining projects as those: (i) occupying an area of at least 400 hectares, (ii) involving an investment of at least UI 830 million or (iii) having an annual commercialization value (in exports or sales in the domestic market) in excess of UI 830 million. It also established the Inter-generational Sovereign Investment Fund (Fondo Soberano Intergeneracional de Inversión) to foster the sustainable development of large-scale mining without compromising equal rights of future generations. The Inter-generational Sovereign Investment Fund will receive 70% of total government mining revenues while the remaining 30% will constitute budgetary revenues. The latter will be used to finance infrastructure, housing and social works, productive activities and educational projects and to enhance the technical capabilities of enforcement agencies in charge of monitoring these projects.

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Manufacturing

Manufacturing is an important sector of Uruguay’s economy, accounting for 12.7% of GDP in 2016. In 2012, manufacturing decreased by 3.9% in real terms compared to 2011, driven mainly by a decrease in wood and textiles production. In 2013, the manufacturing sector grew by 1.2% in real terms compared to 2012, primarily as a result of increased production of wood, pulp, paper and oil and refined products. In 2014, this sector grew by 4.2% mainly due to increased production of paper pulp following the start of the Colonia “Montes del Plata” paper pulp mill’s operations in the third quarter of 2014. In 2015, manufacturing grew by 4.9% compared to 2014, mainly due to increased production of pulp, paper and oil and refined products. In 2016, manufacturing grew by 0.4%, in real terms, compared to 2015, mainly due to increased processed meat and paper pulp production.

The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production
(in millions of US$)

	2012		2013		2014		2015 (1)		2016 (1)
Foodstuffs:
Processed meats	US$	3,161	US$	3,139	US$	3,380	US$	3,224	US$	3,101
Dairy products		1,478		1,682		1,758		1,332		1,133
Wheat and rice mills		785		827		836		640		705
Baked goods		1,025		1,159		1,179		1,092		1,072
Other foodstuffs		1,600		1,567		1,614		1,539		1,503
Total foodstuffs		8,049		8,374		8,767		7,827		7,514
Beverages		935		959		876		777		753
Tobacco		160		150		168		143		131
Textiles		717		686		571		476		407
Leather goods		327		355		390		360		360
Wood, pulp and paper		1,548		1,679		1,866		2,157		2,087
Chemicals		2,447		2,557		2,472		2,399		2,266
Oil and refined products		1,998		2,058		1,872		1,661		1,687
Machinery		1,081		1,068		1,125		960		903
Other industries		2,003		2,308		2,178		1,817		1,448
Total	US$	19,265	US$	20,194	US$	20,285	US$	18,577	US$	17,556

(1)  Preliminary data.

Source: Estimates based on data of Banco Central and the National Statistics Institute.

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Manufacturing Production
(% change from previous year, 2005 prices)

	2012	2013	2014	2015(1)	2016(1)
Foodstuffs:
Processed meats	6.4%	(0.3)%	4.5%	2.8%	4.4%
Dairy products	7.5	1.2	3.0	(6.6)	(3.5)
Wheat and rice mills	(2.9)	1.5	0.5	(13.4)	18.1
Baked goods	1.0	1.5	1.7	(0.9)	(1.3)
Total foodstuffs	2.5	(0.4)	2.9	(0.2)	2.6
Beverages	3.8	(0.4)	(5.1)	(5.5)	(1.4)
Tobacco	(4.6)	(7.7)	8.1	(13.1)	(4.6)
Textiles	(10.4)	(6.8)	(14.3)	(13.3)	(13.1)
Leather goods	(0.4)	0.8	4.5	2.8	4.4
Wood, pulp and paper	(2.4)	6.9	25.2	25.4	3.2
Chemicals	2.0	3.4	(1.0)	1.1	(2.3)
Oil and refined products	10.9	4.3	(4.9)	7.9	7.3
Machinery	3.7	(4.1)	4.4	(6.5)	(1.4)
Total	0.8%	2.3%	2.6%	1.8%	(0.1)%

(1)  Preliminary data.
Source: Banco Central.

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay has imported electricity from Argentina and Brazil. In March 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing provided by the Structural Funds of the Mercosur, the CAF and the National Treasury of Brazil. The building of the line, with a transmission capacity of 500MW, was completed in 2016 and Uruguay made its first exports of electricity to Brazil in May 2017. Uruguay also exports elecricity to Argentina. Uruguay imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices. With a view to reducing oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also recently invested in vessels. ANCAP also awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in on-shore and off-shore Uruguayan areas. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. The government is considering different actions aimed at increasing the supply of liquid natural gas (LNG) in Uruguay to diversify the energy matrix and obtain a stable supply of natural gas. See “—Role of the State in the Economy.”

The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated (thermoelectric and/or hydroelectric). In each of 2011 and 2012, droughts affected the Uruguayan basin and the electricity, gas and water sector contracted in real terms by 24.2% and 21.9%, respectively, as electricity generation turned to hydrocarbon-based facilities. In 2013 and 2014, the electricity, gas and water sector grew by 54.7%, and 15.7% respectively, in real terms, driven primarily by an increase in rainfall, which allowed UTE to increase its supply of hydroelectricity. The generation cost of hydroelectric energy is significantly lower than the cost for thermoelectric energy, as a result, the lower generation cost prompted an improvement in the performance of this sector. In 2015, the sector contracted by 6.7%, in real terms, as electricity generation shifted back to hydrocarbon-based facilities due to water shortages caused by droughts. In 2016, the sector grew by 15.6%, in real terms, driven primarily by an increase in the generation of electricity using renewable sources, primarily wind farms.

Construction

In 2012, the construction sector grew by 16.3%, mainly due to investment in the construction of a new paper pulp mill in the city of Colonia del Sacramento. In 2013 and 2014, the construction sector grew by 0.9% and 0.7% in real terms, respectively, as compared to the prior year. The slower growth in 2013 and 2014 is mainly attributable to the completion of the construction of the “Montes de Plata” paper pulp mill in Colonia, which became operational in the third quarter of 2014. In 2015, the sector contracted by 6.1% mainly due to a decrease both in public and private sector investments. In 2016, the construction sector contracted by 3.9%, in real terms, mainly due to a decrease in the level of public and private investments.

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Commerce, Restaurants and Hotels

In 2012 and 2013, the commerce, restaurants and hotels sector grew by 5.6% and 8.0% in real terms, respectively, driven primarily by an increase in wholesale and retail trade services (mainly involving imported goods). In 2014 and 2015, the sector decreased by 0.6% and 4.0% in real terms, respectively, mainly as a result of a deceleration in wholesale services (driven by lower imports of goods) in both years, a decrease in sales of motor vehicles in 2014 and a decrease in retail sales in 2015. The commerce, restaurants and hotels sector accounted for 13.0% of GDP in 2015 compared to 13.4% of GDP in 2014. In 2016, the sector decreased by 1.6%, in real terms, and accounted for 13.0% of GDP.

Transportation, Storage and Communications

In 2012, the transportation, storage and communications sectors grew by 10.0% in real terms, mainly due to an increase in communications (as a result of the continued investment in mobile technologies). The increase in 2012 was partially offset by a decrease in transportation, mainly as a result of the discontinuation of Pluna’s activities. In 2013, 2014 and 2015, the sector grew by 6.9%, 7.4% and 4.8% in real terms, respectively, primarily driven by an increase in telecommunications services. In 2016, the sector grew by 6.5% in real terms, mainly due to an increase in the telecommunications sector attributable to an increase in the use of data services.

Real Estate, Business, Financial and Insurance Services

The real estate, business, financial and insurance services sector grew by 17.2% in the 2012-2016 period. This growth was driven primarily by the financial and insurance services sector and by the business services segment, as a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Real estate services also grew during this period driven by tourism rentals and purchases.

Uruguay established a strong reputation as a regional financial center in the early 1980s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.

Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.

The financial and insurance services sector’s contribution to GDP has grown at a slower pace since 2002 compared to other sectors of the economy. However, since 2008, the financial and insurance services sector’s contribution to GDP has improved.

The real estate and business sector accounted for approximately 16.8% of GDP in 2016. The financial and insurance services sector accounted for approximately 4.8% of GDP in 2016

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Role of the State in the Economy

The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector. In addition, in 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of arrangement designed to allow private investors and the government to invest in different areas of the economy, primarily the energy and infrastructure sectors, requiring significant investments.

At present, the government owns:

1.	the local telecommunications company (ANTEL);

2.	the electric power utility (UTE);

3.	the oil refinery company (ANCAP);

4.	the water and sewage authority, Obras Sanitarias del Estado (OSE);

5.	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;

7.	Banco de la República and Banco Hipotecario (state-owned financial institutions);

8.	Banco de Seguros del Estado (an insurance company); and

9.	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay and is also the major provider of internet services in Uruguay. ANTEL also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a bi-national hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina. To complement traditional energy sources, UTE is implementing actions to develop wind power. These actions include launching bidding processes for the construction, operation and maintenance of wind farms. UTE is also financing with its own resources the development of seven wind farms with an installed generation capacity of 553 MW. As of December 2016, the installed wind power generation capacity was approximately 1,211 MW, representing approximately 31% of the country’s installed generation capacity. For more information about electricity production in Uruguay, see “— Electricity, Gas and Water.”

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products. Uruguay has no known oil reserves.

In May 2008, the government enacted Decree 239/08 creating the “Uruguay Round 2009” program to be implemented by the national oil refinery ANCAP aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas, totaling approximately 74,000 square meters. The areas were divided into 11 blocks, each ranging between 4,000 and 8,000 square kilometers in water depths between 50 and 1,450 meters, situated in the Punta del Este basin, the southernmost region of the Pelotas basin and the Oriental del Plata basin. On December 9, 2009, under the “Uruguay Round 2009” program, ANCAP granted hydrocarbon exploration and exploitation contracts to a consortium comprising YPF S.A. (formerly, Repsol YPF) (40%), Petroleo Brasileiro (40%) and Galp Energía (20%) to explore blocks 3 and 4 located in the Punta del Este basin. ANCAP has reserved the right to perform exploratory work in other blocks.

D-24

In September 2011, the government enacted Decree 259/11 creating the “Uruguay Round II” program to be implemented by ANCAP, aimed at awarding hydrocarbon exploration and exploitation contracts to private sector companies in off-shore areas. In March 2012, ANCAP received 19 offers for off-shore oil exploration and exploitation over eight of the 15 blocks offered. These eight blocks cover more than 50% of the total area offered and were awarded to the British Petroleum and British Gas (UK), Total (France) and the Tullow Oil (Ireland). On October 5, 2012, ANCAP entered into a contract with these companies, committing to invest approximately US$1.6 billion in the aggregate in exploration and development activities without recourse to ANCAP or the government for any risks and costs incurred in connection with activities associated with the project. ANCAP and the government intend to implement a third round of auctions (the “Uruguay Round III”) seeking to award new exploration and exploitation contracts to private companies in other off-shore areas.

In April 2013, ANCAP authorized three international companies to commence oil and gas on-shore exploration in the north of the country. Total, Geoquim S.A. and Petrina were awarded these exploration and exploitation concessions, involving an aggregate investment of US$4.2 million.

In addition, ANCAP, and privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions, contracts and decrees by the government. Uruguay imports all the natural gas it consumes.

On January 4, 2016, Congress approved the capitalization of UIs 5.7 billion of claims held by the government against ANCAP.

To diversify the energy matrix and obtain a constant supply of natural gas, the government is considering different actions for the production of LNG in Uruguay. In August 2012, Uruguay initiated an international bidding process for the construction and operation of Gas Sayago, a LNG regasification facility in Montevideo with a processing capacity of 10 million cubic meters of gas per day and a storage capacity of 267 million cubic meters. The regasification plant, once operational, is expected to inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation. In May 2013, the government awarded a 20-year concession to Gas Sayago S.A. (owned by UTE and ANCAP) and Gas Natural Licuado del Sur S.A. (“GNLS”), a consortium comprised of GDF Suez S.A. and the Japanese company Marubeni, for the construction and operation of Gas Sayago. The terms of the award required the LNG regasification facility to be operative in 2016. The agreement between Gas Sayago S.A. and GNLS was terminated in September 2015 following an impossibility to perform by GNLS’s subcontractor, OAS S.A. Under the terms of that same agreement, the Republic was paid U.S.$100 million by GNLS on account of such termination. At this stage, Gas Sayago S.A. is seeking to identify possible partners with strategic capabilities to build and operate of the terminal.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

In December 2012, the government announced the first project under the public-private participation framework involving the construction, operation and maintenance of a prison with capacity for approximately 2,000 inmates. This project will require an estimated investment of US$100 million. As of April 2017, there were three additional significant infrastructure projects under review involving roads (with investments estimated at US$ 549 million), railway (with investments estimated at US$120 million) and educational infrastructure works (with investments estimated at US$432 million).

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Results of Non-Financial State-Owned Enterprises

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits in spite of the slowdowns experienced in the energy sector, affecting mainly ANCAP and UTE, during 2008. In 2008, UTE’s costs of operations were adversely affected by the combination of high oil prices and a severe drought, which heavily affected UTE’s results given the impossibility of fully passing the increased generation costs on to consumers. Record high crude oil prices during 2008 also impacted on ANCAP’s oil refinery costs generating an operating deficit during 2008. This situation was reversed in 2009 and both enterprises recorded a surplus.

In 2011, ANCAP recorded losses mainly as a consequence of the partial absorption by ANCAP of the increased cost of crude oil imports (the balance being covered by the Energy Stabilization Fund created in 2010). In addition, in a context of high oil prices, ANCAP’s refinery plant was shut down for several weeks to build a desulfuration facility, which in turn required ANCAP to import additional volumes of refined products. In 2011, UTE recorded gains, although significantly lower than in 2010, as a consequence of the increased cost of fuel power generation.

In 2012, due to adverse weather conditions UTE was unable to meet demand for electricity through hydro-generation. As a result, UTE relied on fuel power stations, which caused a substantial increase in electricity generation costs, adversely affecting UTE’s results of operations, although the adverse impact was less significant compared to 2011.

Normal weather conditions in 2013 and 2014 and lower operating costs in 2015 allowed UTE to improve its results of operations and make contributions to the Energy Stabilization Fund. In 2016, ANCAP had a net profit of approximately US$11 million.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)(1)

	Total Assets	Total Liabilities	Net Profits (Losses)	Percentage of State Ownership
ANCAP	1,969	1,237	11	100%
ANP	773	114	52	100%
AFE(2)	147	33	(20)	100%
ANTEL	1,563	259	72	100%
OSE	1,566	488	(16)	100%
UTE	8,016	3,778	418	100%

(1) Data as of and for the year ended December 31, 2016. Converted into U.S. dollars at the rate of Ps. 29.256 per US$1.00, the market rate on December 31, 2016.
(2) Preliminary data.
Source: Financial statements of each public enterprise.

Employment, Labor and Wages

Employment

The employment rate decreased from 59.9% in 2012 to 58.4% in 2016. Unemployment rose from 6.5% in 2012 to 7.8% in 2016. The 2015 economic slowdown in Uruguay explains the increase in the nationwide unemployment rate.

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The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(% by population)

	As of December 31,
	2012	2013	2014	2015	2016
Nationwide:
Participation rate(1) (2)	64.0%	63.6%	64.7%	63.8%	63.4%
Employment rate(3)	59.9	59.5	60.4	59.0	58.4
Unemployment rate(4)	6.5	6.5	6.6	7.5	7.9
Montevideo:
Participation rate(1) (2)	66.2	65.1	66.4	65.7	65.8
Employment rate(3)	61.6	60.9	62.0	60.6	60.4
Unemployment rate(4)	6.8	6.5	6.7	7.8	8.2

(1)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.

(3)	Employment as a percentage of the total population above the minimum age requirement.

(4)	Unemployed population as percentage of the labor force.

Sources: Instituto Nacional de Estadística (INE) and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)
(% by sector)

	2012	2013	2014	2015	2016
Agriculture, livestock, fishing and mining	8.8%	9.6%	9.4%	9.0%	8.4%
Manufacturing, electricity, gas and water, and construction services	21.0	21.3	20.8	20.3	19.9
Services	70.3	69.1	69.8	70.7	71.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)       Data refers to total country population.

Source: Instituto Nacional de Estadística (INE).

Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, in 2011 and 2012, conflicts decreased with respect to previous years. In 2013, the index increased as a consequence of some general strikes and a rise in sectorial conflicts. In 2014, conflicts decreased compared to 2013, registering a single general strike in 2014 and reaching the lowest level in the last five years. In 2015, the labor conflict index increased compared to 2014 mainly due to the labor unions’ general opposition to measures contemplated in the five-year budget of the Vázquez administration that are designed to reduce the public sector deficit and the impact of the 2015 economic slowdown. On July 14, 2016, the principal labor unions declared a general strike in opposition to certain of the fiscal policies being implemented by the Vázquez administration.

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Wages

The following table sets forth information about wages for the periods indicated.

Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

	2012	2013	2014	2015	2016
Average real wages	4.2%	3.0%	3.4%	1.6%	1.6%
Public sector	3.4	2.1	2.2	0.9	1.9
Private sector	4.7	3.5	4.0	1.9	1.4

Source: Instituto Nacional de Estadística (INE).

Since 2005, increases in real wages have been discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy, with government participation in the negotiations and frequently providing for backward-indexation of wages. In 2012, real wages increased by 4.2% on average, with an increase in public sector real wages of 3.4% and an increase in private sector real wages of 4.7%. In 2013, real wages increased by 3.0% on average, with an increase in public sector real wages of 2.1% and an increase in private sector real wages of 3.5%. In 2014, real wages increased by 3.4% on average, with an increase in public sector real wages of 2.2% and an increase in private sector real wages of 4.0%. In 2015, real wages increased by 1.6% on average, with an increase in public sector real wages of 0.9% and an increase in private sector real wages of 1.9%. In 2016, real wages increased by 1.6% on average, with an increase in public sector real wages of 1.9% and an increase in private sector real wages of 1.4%. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does it once a year. In 2016, the government began proposing forward-indexation of wages, as opposed to previous years.

Poverty and Income Distribution

Poverty levels in Uruguay have decreased sharply in recent years due to the economic recovery. According to the most recent estimates of the National Statistics Institute, the percentage of Uruguayan urban households with an income below the minimum amount needed to purchase essential food and non-food requirements was 6.2% in 2016, compared to 8.4% in 2012.

While Uruguay has disparities in the distribution of wealth and income, which decreased in recent years, such disparities are of a lesser magnitude than those of other Latin American nations such as Brazil, Colombia or Chile. As set forth in the table below, in 2016, 27.0% of the income in households in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 44.2% of the income in urban households for Brazil and 42% for Colombia in 2014 and 41.8% for Chile in 2013, which is the most recent year for which information was available.

The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households Population of Uruguay
(% of national income)

Income Group	2012	2013	2014	2015	2016
Lowest 40%	18.4%	18.3%	18.5%	18.5%	18.8%
Next 30%	27.0	26.3	26.3	26.3	26.4
Next 20%	28.6	28.0	28.0	27.9	27.8
Highest 10%	26.2	27.4	27.2	27.3	27.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Instituto Nacional de Estadísticas.

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The government has sought to address problems relating to poverty through health care accessibility and other measures. See “The Economy—The Economic Policies of the Vázquez Administration.” Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

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FOREIGN MERCHANDISE TRADE

Uruguay’s exports primarily comprise commodities (farm products, such as meat and grains, and paper pulp).

In 2012, merchandise exports increased by 7.5% (measured in U.S. dollars) compared to 2011, mainly due to an increase in exports of agricultural products and processed meats. In 2013, merchandise exports increased by 4.1% (measured in U.S. dollars) compared to 2012, as a result of an increase in exports of agricultural products, dairy products and paper pulp. In 2014, merchandise exports increased by 1.0% (measured in U.S. dollars) compared to 2013, as a result of an increase in exports of processed meats and paper pulp. In 2015, merchandise exports decreased by 11.6% (measured in U.S. dollars) compared to 2014, mainly as a result of a decrease in export prices of agricultural products, processed meats, dairy products and wheat and rice mills and, to a lesser extent, of a 0.5% decrease in the aggregate volume of exports. In 2016, merchandise exports decreased by 7.4% (measured in U.S. dollars) compared to 2015, mainly as a result of a decrease in exports of agricultural products.

In 2012, merchandise imports increased by 8.6% (measured in U.S. dollars) compared to 2011, mainly due to an increase in imports of intermediate and consumer goods. In 2013, merchandise imports slightly decreased by 0.1% (measured in U.S. dollars) compared to 2012, as a result of a decrease in imports of intermediate goods. In 2014, merchandise imports decreased by 1.3% (measured in U.S. dollars) compared to 2013, as a result of a decrease in imports of intermediate goods, which more than offset decreases in imports of capital goods and, to a lesser extent, consumer goods. In 2015, merchandise imports decreased by 17.4% (measured in U.S. dollars) compared to 2014, mainly as a result of decreases in imports of intermediate goods, but also with decreased imports of consumer goods and capital goods. In 2016, merchandise imports decreased by 14.3% (measured in U.S. dollars) compared to 2015, mainly as a result of a decrease in exports of intermediate goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. See “República Oriental del Uruguay — Foreign Policy and Membership in International and Regional Organizations.” The increased competitiveness of Uruguayan exports in the global economy since 2002 resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports.

Mercosur member states remain the main destination of Uruguay’s exports and source of its imports. Exports to Argentina and Brazil accounted for 22.9% of total exports in 2012, 22.0 % in 2013, 20.4% in 2014, 17.1% in 2015 and 19.7% in 2016. Even more significantly, Argentina and Brazil accounted for 32.9% of total imports in 2012, 30.0% in 2013, 29.7% in 2014, 30.1% in 2015 and 31.3% in 2016. In 2013, exports to Brazil included plastics, milk and dairy products, cereals and motor vehicles, and exports to Argentina included motor vehicles, machinery, paper, medical equipment and plastics. The primary destination of milk and dairy products continued to be Venezuela, followed by Brazil and Russia. In 2014, exports to Brazil included plastics, motor vehicles, meat, cereals and milk and dairy products, and exports to Argentina included motor vehicles, electrical energy, parts of vehicles and machinery. Venezuela remained the primary destination of milk and dairy products, followed by Brazil, Russia and China. In 2015, exports to Brazil, which declined significantly compared to prior years, included milk and dairy products, plastics, meat and motor vehicles, exports to Argentina included pulp, wire and plastics and exports to Venezuela consisted mainly of milk and dairy products and chemicals. In 2016, exports to Brazil included milk and dairy products, plastics and cereals, exports to Argentina included wire, motor vehicles and parts, and chemicals, and exports to Venezuela consisted mainly of chemicals and rice.

The United States is another of Uruguay’s major trading partners. The United States has attracted an increasing percentage of Uruguay’s total merchandise exports in recent years. In 2012, the weight of exports to the United States increased to 3.4% of total exports, while imports from the United States decreased slightly to 8.9% of total imports. In 2013, the weight of exports to the United States increased to 3.5% of total exports, whereas imports from the United States decreased to 8.7% of total imports. In 2014, the weight of exports to the United States increased to 4.2% of total exports, while imports from the United States decreased slightly to 9.4% of total imports. In 2015, the weight of exports to the United States increased to 5.9% of total exports, while imports from the United States decreased slightly to 9.0% of total imports. In 2016, exports to the United States decreased to 5.4% of total exports while imports from the United States accounted for 6.9% of total imports.

In 2012, merchandise exports totaled US$9.6 billion, representing a 7.5% increase compared to 2011, driven by a significant increase in non-traditional exports, which more than offset a decrease in traditional exports compared to 2011. In 2013, merchandise exports totaled US$10.0 billion, representing a 4.1% increase compared to 2012, due to an increase in non-traditional exports which, as in 2012, more than offset a decrease in traditional exports. In 2014, merchandise exports totaled US$10.1 billion, representing a 0.7% increase compared to 2013, mainly due to an increase in certain traditional exports (cattle, processed meats and paper pulp). Beginning in 2015, exports of paper pulp increased significantly, compensating for decreased exports of other goods. In 2015, merchandise exports totaled US$8.9 billion, representing a 11.3% decrease compared to 2014, mainly due to a decrease in the price of non-traditional exports. Exports of paper pulp accounted for 14.1% of Uruguay’s total exports in 2015. In 2016, merchandise exports totaled US$8.3 billion, representing a 7.4% decrease compared to 2015, primarily due to a decrease in non-traditional exports. Exports of paper pulp accounted for 16.1% of Uruguay’s total exports in 2016.

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice, textiles and more recently, paper pulp. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports. The government has promoted pulp mills to increase and diversify exports, increase productivity and long-term prospects for Uruguay’s economy. See “Balance of Payments—Foreign Investment.” In 2012, exports of agricultural products, dairy products and wheat and rice increased by 63.9%, 13.9% and 10.3%, respectively, compared to 2011; however, exports of motor vehicles and parts, paper pulp and textile decreased by 54.8%, 14.4% and 15.0%, respectively, each as compared to 2011. In 2013, exports of motor vehicles and parts, agricultural products and paper pulp increased by 109.4%, 18.2% and 17%, respectively, each as compared to 2012. Exports of oil and refined products, however, decreased 73.0%, compared to 2012. In 2014, exports of oil and refined products, paper pulp and leather goods increased by 150.0%, 23.8% and 17.6%, respectively, compared to 2013; however, exports of agricultural products and dairy products decreased by 12.5%, and 8.9%, respectively, each as compared to 2013. In 2015 exports of paper pulp and other foodstuffs increased by 41.9% and 8.7%, respectively, compared to 2014, while exports of agricultural products, dairy products and wheat and rice decreased by 33.3%, 23.7% and 32.2%, respectively, each as compared to 2014. In 2016, exports of oil and refined products, wheat and rice, and chemicals increased by 54.5%, 13.1% and 9.7%, respectively, each as compared to 2015, while exports of motor vehicles and parts, plastic products, agricultural products and textiles decreased by 58.3%, 21.6%, 18.6% and 15.3%, respectively, each as compared to 2015.

Imports have increased over time and become more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers In 2012, total imports increased by 8.6% compared to 2011, of which 22.8% represented consumer goods, 63.8% intermediate goods and 13.4% capital goods. In 2013, total imports decreased by 0.1% compared to 2012, of which 24.3% represented consumer goods, 59.1% intermediate goods and 16.6% capital goods. In 2014, total imports decreased by 1.3% compared to 2013, of which 25.5% represented consumer goods, 56.1% intermediate goods and 18.4% capital goods. In 2015, total imports decreased by 17.4% compared to 2014, of which 28.3% represented consumer goods, 52.6% intermediate goods and 19.1% capital goods. In 2016, total imports decreased by 14.3% compared to 2015, of which 30.7% represented consumer goods, 50.1% intermediate goods and 19.1% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2012			2013			2014			2015(1)			2016(1)
EXPORTS (FOB)
Agricultural products	US$	2,026	21.1%	US$	2,395	24.0%	US$	2,096	20.8%	US$	1,396	15.7%	US$	1,137	13.8%
Processed meats		1,821	19.0		1,706	17.1		1,872	18.6		1,763	19.8		1,755	21.3
Dairy products		788	8.2		894	8.9		814	8.1		623	7.0		563	6.8
Wheat and rice mills		535	5.6		505	5.1		518	5.1		350	3.9		396	4.8
Other foodstuffs		624	6.5		621	6.2		654	6.5		711	8.0		698	8.5
Textiles		204	2.1		196	2.0		190	1.9		190	2.2		161	1.9
Leather goods		244	2.5		267	2.7		314	3.1		294	3.3		276	3.3
Paper pulp		611	6.4		715	7.2		885	8.8		1,255	14.1		1,247	16.1
Chemicals		558	5.8		549	5.5		530	5.3		517	5.8		567	6.9
Oil and refined products		89	0.9		24	0.2		60	0.6		22	0.2		34	0.4
Plastic products		210	2.2		196	2.0		194	1.9		148	1.7		116	1.4
Motor vehicles and parts		139	1.4		291	2.9		286	2.8		156	2.8		65	0.8
Other		1,745	18.2		1,631	16.3		1,678	16.6		1,488	15.7		1,242	14.0
Total exports	US$	9,594	100.0%	US$	9,990	100.0%	US$	10,090	100.0%	US$	8,913	100.0%	US$	8,257	100.0%
IMPORTS (CIF)
Consumer goods	US$	2,653	22.8%	US$	2,825	24.3%	US$	2,929	25.5%	US$	2,683	28.3%	US$	2,500	30.7%
Intermediate goods		7,438	63.8		6,833	59.1		6,440	56.1		4,991	52.6		4,079	50.1
Capital goods		1,560	13.4		1,933	16.6		2,115	18.4		1,815	19.1		1,557	19.1
Total imports	US$	11,652	100.0%	US$	11,642	100.0%	US$	11,485	100.0%	US$	9,489	100.0%		8,137	100.0%
Merchandise trade balance	US$	(2,361)		US$	(1,352)		US$	(909)		US$	(242)		US$	343

(1) Preliminary data
Source: Banco Central.

Geographical Distribution of Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2012			2013			2014			2015(1)			2016(1)
EXPORTS (FOB)
Americas:
Argentina	US$	504	5.3	US$	493	4.9%	US$	440	4.3%	US$	390	4.4%	US$	429	5.2%
Brazil		1,688	17.6		1,711	17.1		1,609	15.9		1,134	12.7		1,201	14.5
United States		324	3.4		352	3.5		417	4.1		525	5.9		447	5.4
Other		1,301	13.6		1,205	12.1		1,316	13.0		1,062	11.9		852	10.3
Total Americas		3,817	39.8		3,760	37.6		3,783	37.4		3,111	34.9		2,928	35.5
Europe:
European Union:
France		33	0.3		33	0.3		38	0.4		37	0.4		32	0.4
Germany		256	2.7		312	3.1		292	2.9		257	2.9		217	2.6
Italy		130	1.4		145	1.5		131	1.3		81	0.9		80	1.0
United Kingdom		118	1.2		86	0.9		87	0.9		70	0.8		62	0.7
Other EU		445	4.6		499	5.0		460	4.5		430	4.8		515	6.2
Total EU		982	10.2		1,075	10.8		1,008	10.0		874	9.8		906	11.0
EFTA(2) and other		637	6.6		469	4.7		434	4.3		322	3.6		392	4.7
Total Europe		1,619	16.9		1,544	15.5		1,442	14.2		1,196	13.4		1,298	15.7
Africa		334	3.5		290	2.9		218	2.2		201	2.3		130	1.6
Asia		1,138	11.9		1,584	15.9		1,543	15.2		1,336	15.0		1,140	13.8
Middle East		380	4.0		425	4.3		524	5.2		335	3.8		216	2.6
Free Trade Zone(3)		885	9.2		923	9.2		997	9.8		1,232	13.8		1,222	14.8
Other		1,421	14.8		1,464	14.7		1,619	16.0		1,501	16.8		1,323	16.0
Total	US$	9,594	100.0%	US$	9,989	100.0%	US$	10,126	100.0%	US$	8,913	100.0%	US$	8,257	100.0%
IMPORTS (CIF)
Americas:
Argentina	US$	1,741	14.9	US$	1,656	14.2%	US$	1,458	12.7	US$	1,235	13.0%	US$	1,084	13.3%
Brazil		2,097	18.0		1,836	15.8		1,948	17.0		1,626	17.1		1,462	18.0
United States		1,041	8.9		1,010	8.7		1,083	9.4		850	9.0		561	6.9
Other		1,523	13.1		1,232	10.6		1,237	10.8		812	8.6		668	8.2
Total Americas		6,402	54.9		5,733	49.2		5,726	49.9		4,523	47.7		3,776	46.4
Europe:
European Union:
France		189	1.6		241	2.1		196	1.7		130	1.4		109	1.3
Germany		248	2.1		294	2.5		468	4.1		404	4.3		386	4.7
Italy		153	1.3		193	1.7		181	1.6		160	1.7		132	1.6
United Kingdom		98	0.8		164	1.4		86	0.7		180	1.9		148	1.8
Other EU		679	5.8		684	5.9		765	6.7		727	7.7		686	8.4
Total EU		1,367	11.7		1,576	13.5		1,695	14.8		1,602	16.9		1,461	18.0
EFTA(2) and other		771	6.6		248	2.1		161	1.4		171	1.8		147	1.8
Total Europe		2,137	18.3		1,824	15.7		1,857	16.2		1,773	18.7		1,608	19.8
Africa		399	3.4		951	8.2		765	6.7		474	5.0		533	6.5
Asia.		2.467	0.0		2,853	24.5		2,969	25.8		2,587	27.3		2,089	25.7
Middle East		100	0.9		217	1.9		118	1.0		100	1.1		93	1.1
Other		161	1.4		65	0.6		50	0.4		33	0.3		38	0.5
Total	US$	11,652	100.0%	US$	11,642	100.0%	US$	11,485	100.0	US$	9,489	100.0%	US$	8,137	100.0%

(1) Preliminary data.

(2) European Free Trade Association.

(3) Reflects exports from Uruguay to the free trade zones within its territory, for further export, typically as part of a manufactured good comprising inputs produced in third countries, to destinations of which Uruguay does not maintain statistics.

Source: Banco Central.

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

In 2012, gross tourism receipts and the number of tourist arrivals decreased by 5.8% and 3.9%, respectively. In 2013, gross tourism receipts and the number of tourist arrivals decreased by 7.5% and 1.1%, respectively, reflecting Argentina’s deteriorating economic conditions, which caused the number of tourists from Argentina to decrease by 6.5%.

In 2014, gross tourism receipts decreased by 8.4% and the number of tourist arrivals decreased by 0.2%, mainly due to a 10.2% reduction in tourists arriving from Argentina. However, the increase of tourists from Brazil (16.4%) and Europe (8.5%) partially offset the decline in tourism originated in Argentina.

In 2015, gross tourism receipts increased by 0.3% and the number of tourist arrivals increased by 5.5%, mainly driven by a 15.3% increase in tourists arriving from Argentina. In 2016, gross tourism receipts increased by 3.3% and the number of tourist arrivals increased by 12.3%, mainly driven by an increase in tourists arriving from Argentina.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
2012	2,846	2,076
2013	2,815	1,922
2014	2,810	1,760
2015	2,965	1,766
2016	3,328	1,824

Source: Banco Central.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	2012	2013	2014	2015	2016
Argentina	62.0%	58.5%	52.7%	57.6%	64.3%
Brazil	13.9	14.0%	16.4%	14.5%	13.0%
Other	24.1	27.5%	30.9%	28.0%	22.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents recovered, reaching US$3.6 billion as of December 2016, representing 16% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system (excluding deposits held with banks in liquidation). In 2012, as part of Uruguay’s efforts to enhance tax transparency, Congress enacted a law to improve access to information regarding share ownership of Uruguayan companies. This law created a registry to be held with Banco Central where every holder of bearer shares of a Uruguayan company will have to be registered. In addition, in 2012 the tax authorities of Uruguay and Argentina entered into a cooperation agreement to facilitate sharing of tax information. This agreement was ratified by Congress in January 2013. Similar agreements were concluded with Iceland, Denmark, Norway and Canada (in 2012, 2013 and 2014, respectively).

BALANCE OF PAYMENTS

In 2016, Uruguay’s balance of payments registered a deficit of US$2.2 billion compared to a deficit of US$1.8 billion in 2015, a surplus of US$1.4 billion in 2014, a surplus of US$2.9 billion in 2013 and a surplus of US$3.3 billion in 2012. Banco Central’s international reserve assets stood at US$13.5 billion at December 31, 2016, US$15.6 billion at December 31, 2015, US$17.5 billion at December 31, 2014, US$16.3 billion at December 31, 2013 and US$13.6 billion at December 31, 2012.

Balance of Payments(1)
(in millions of US$)

	2012		2013(2)		2014(2)		2015(2)		2016(2)
Current Account
Merchandise trade balance	US$	(2,361.3)	US$	(1,352.0)	US$	(908.7)	US$	(242.3)	US$	343.1
Exports		9,915.8		10,256.9		10,342.9		9,091.9		8,383.9
Imports		(12,277.1)		(11,608.9)		(11,251.6)		(9,334.2)		(8,040.8)
Services, net		1,189.4		241.4		142.5		476.2		699.1
Interests and dividends		(1,536.4)		(1,880.9)		(1,940.8)		(1,493.7)		(1,281.3)
Current transfers(3)		115.5		130.2		130.9		120.7		121.7
Total current account	US$	(2,592.9)	US$	(2,861.3)	US$	(2,576.1)	US$	(1,139.0)	US$	(117.4)

Capital and Financial Account
Capital transfers	US$	40.0	US$	201.2	US$	12.0	US$	159.0	US$	0
Direct Investment		2,539.0		3,026.9		2,148.4		1,292.6		956.9
Portfolio Investment(4)		1,643.2		2,770.1		1,125.5		(219.4)		(2,315.0)
Other medium and long term capital		52.8		(348.9)		231.4		280.9		115.0
Other short term capital		2,011.2		(928.4)		517.8		(1,581.6)		1,034.7
Total capital and financial account, net	US$	6,286.1	US$	4,720.7	US$	4,035.1	US$	(68.5)	US$	(208.3)

Errors and Omissions(5)	US$	(406.2)	US$	1,063.6	US$	(99.0)	US$	(580.4)	US$	(1,840.3)
Total balance of payments	US$	3,287.0	US$	2,923.0	US$	1,360.0	US$	(1,787.9)	US$	(2,166.0)

Change in Banco Central reserve assets(6)	US$	(3,287.0)	US$	(2,923.0)	US$	(1,360.0)	US$	1,787.9	US$	2,166.0

Gold(7)		(0.4)		(0.0)		(0.0)		(5.4)		(0.1)
SDRs		(0.2)		0.1		0.0		(0.0)		(42.4)
IMF Position		8.9		15.1		4.9		(24.8)		(3.0)
Foreign Exchange		524.7		191.3		(196.4)		538.4		(1,001.1)
Other holdings		2,753.9		2,716.6		1,551.4		(2,296.1)		(1,119.4)
Total assets	US$	3,287.0	US$	2,923.0	US$	1,360.0	US$	(1,787.9)	US$	(2,166.0)

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).

(2)	Preliminary data.

(3)	Current transfers consist of transactions without a quid pro quo, including gifts.

(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.

(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.

(6)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.

(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, foreign trade on services net, interest and dividend payments, and current transfers.

In 2012, the current account recorded a deficit of US$2.6 billion. The increase in the deficit compared to the previous year was mainly attributable to an increase in the merchandise trade deficit and a decrease in the surplus in foreign trade on services, net.

In 2013, the current account recorded a deficit of US$2.9 billion. The increase in the deficit compared to the previous year was mainly attributable to an increase in interest paid by the public sector on outstanding debt and increased remittance of corporate profits by the private sector. To a lesser extent, a growing imbalance in trade services, particularly in the category of travel and other services, contributed to increase the deficit. In contrast, the merchandise trade balance improved in 2013, decreasing its deficit by US$1.0 billion compared to 2012.

In 2014, the current account recorded a deficit of US$2.6 billion. The US$281 million decrease in the current account deficit compared to 2013 was mainly attributable to an improvement in the merchandise trade balance, while investment income and transfers remained stable.

In 2015, the current account recorded a deficit of US$1.1 billion. The US$1.4 billion decrease in the current account deficit compared to 2014 was mainly attributable to an improvement in the merchandise trade balance.

In 2016, the current account recorded a deficit of US$117.4 million. The US$1.0 billion decrease in the current account deficit compared to 2015 was mainly attributable to an improvement in the merchandise trade balance.

Capital and Financial Account

Uruguay’s capital and financial account includes capital transfers, direct investments, portfolio investments, other medium- and long-term capital and other short term capital.

In 2012, Uruguay’s capital and financial account recorded a surplus of US$6.3 billion mainly as a result of inflows generated by foreign direct investment, which reached US$2.5 billion, and portfolio investment, which reached US$1.6 billion.

In 2013, Uruguay’s capital and financial account recorded a surplus of US$4.7 billion mainly as a result of increased foreign direct investment, which reached US$3.0 billion, and an increase in non-resident holdings of local bonds issued by Banco Central and the central government. The increase in foreign direct investment included investments made in connection with the “Montes del Plata” pulp mill construction in Colonia and hydrocarbon exploration activities.

In 2014, Uruguay’s capital and financial account recorded a surplus of US$4.0 billion, comprised of US$2.1 billion of foreign direct investment and US$1.1 billion of portfolio investment.

In 2015, Uruguay’s capital and financial account recorded a deficit of US$68.5 million mainly as a result of a decrease in portfolio investments and in other short-term capital, which was partially offset by inflows generated by foreign direct investment (primarily to develop wind power projects), which reached US$1.3 billion.

In 2016, Uruguay’s capital and financial account recorded a deficit of US$208.3 million, mainly as a result of a sharp divestiture of outflows in portfolio investment and the repatriation of the proceeds.

In August 2012, Banco Central set forth certain requirements for the purchase by non-residents of Central Bank bonds issued in pesos or UIs. Non-residents, through local financial institutions, must deposit with Banco Central a percentage of the investment made in Banco Central’s debt. This deposit cannot be withdrawn until the security is transferred to a Uruguayan resident or a foreign investor that has previously satisfied the prior-deposit requirements or redeemed by Banco Central. The minimum percentage that investors are required to deposit with one or more local financial institutions was originally set at 40%. In June 2013, this percentage was raised to 50% and Uruguay implemented similar requirements for the purchase by non-residents of local treasury bills and bonds issued in pesos or UIs. The minimum percentage that non-residents must deposit with one or more local financial institutions is 50% of the investment made in these bills and bonds.

In September 2014, the Macroeconomic Coordination Committee, which is comprised of representatives of the Ministry of Economy and Finance and Banco Central, removed the reserve requirements for non-residents’ holdings of central government local currency-denominated securities and reduced the level of mandatory deposit requirements for investments in Banco Central’s short-term debt from 50% to 30%. On May 1, 2015, Banco Central removed all remaining reserve requirements on non-residents’ holdings of its securities.

International Reserves

As of December 31, 2016, the international reserve assets of Banco Central stood at US$13.5 billion, compared to US$15.6 billion at December 31, 2015. This decrease in international reserve assets of Banco Central is mainly due to (i) a decrease in the deposits of the banking system and other institutions with Banco Central, mainly as a result of withdrawals following the implementation of Argentina’s tax amnesty law; (ii) transfers of U.S. dollars in exchange for pesos from Banco Central to UTE pursuant to a foreign exchange forwards contract entered into between Banco Central and UTE in November 2015; and (iii) a decrease in foreign currency holdings by pension fund administrators. The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

International Reserve Assets of the Banking System(1)
(in millions of US$)

	As of December 31,
	2012			2013			2014			2015			2016
Banco Central	US$	13,605	(2)	US$	16,290	(3)	US$	17,555	(4)	US$	15,634	(5)	US$	13,472	(6)
Of which gold represents		14			10			10			4			4
Public Banks		1,766			1,913			2,196			2,189			2,628
Private Banks		3,784			3,547			3,599			4,869			4,319
International reserve assets	US$	19,155		US$	21,750		US$	23,350		US$	22,692		US$	20,419

(1)	All figures are at market value as of the date indicated.

(2)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,642 million of public sector financial institutions, with Banco Central.

(3)	This amount includes US$5,299 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,184 million of public sector financial institutions, with Banco Central.

(4)	This amount includes US$6,768 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,771 million of public sector financial institutions, with Banco Central.

(5)	This amount includes US$6,584 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,457 million of public sector financial institutions, with Banco Central.

(6)	This amount includes US$5,542 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,481 million of public sector financial institutions, with Banco Central.

Source: Banco Central.

As of April 30, 2017, Banco Central’s international reserve assets totaled US$12.8 billion (of which gold represented US$4.0 million). This included US$5.7 billion in reserves and voluntary deposits of the Uruguayan banking system, of which US$2.7 billion were claims of public sector financial institutions.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates and non-recurring events such as the Argentine tax amnesty in 2016, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

Uruguay has a legislative framework that provides for the equal treatment of foreign and local investors and access by foreigners to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

In each of 2012, 2013, 2014, 2015 and 2016, estimated foreign direct investment accounted for US$2.5 billion, US$3.0 billion, US$2.1 billion, US$1.3 billion and US$956.9 million, respectively, of Uruguay’s balance of payments.

Foreign investment in Uruguay has been traditionally directed towards the industrial, construction and tourism related sectors and land. Since 2004, however, European pulp manufacturers have invested approximately US$3.1 billion in the pulp industry in Uruguay. The most recently completed pulp mill project (“Montes del Plata”) became operative in the third quarter of 2014. Since then, the Uruguayan government has been pursuing new investments in the sector.

MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Banco Central’s charter was most recently amended in 2010. Under the current charter, the Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by the Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law No. 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law No. 18,401 placed the supervision and regulation of the banking sector and the regulation of insurance companies, the stock market and pension funds under a single agency, the Superintendencia de Servicios Financieros.

Monetary Policy

Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase one year ahead consistent with the inflation objective set for the period. In 2003, the program was designed to generate an inflation rate between 17.0% and 23.0% and the policy was successful in the sense that the target on monetary base was achieved and inflation rate was lower than projected (10.2%). In the first quarter of 2004 a target range for the monetary base was introduced, which implied more flexibility in the intermediate target and more commitment with inflation itself. Since then, the inflation objective was set to a range with floors and ceilings that declined from quarter to quarter, from 9.0-14.0% in the third quarter of 2004 to 4.5-6.5% by the end of 2006.

In September 2007, Banco Central began defining monetary policy by reference to short term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate that was initially set at 5.0% and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

In January 2008, the monetary policy rate was kept constant at 7.25%, but the tolerance of the inflation target range was changed to 3.0-7.0% in recognition of the difficulties to keep a close track of this target in a context of high volatility in commodity and asset prices. On October 3, 2008, Banco Central raised the monetary policy rate to 7.75%, taking into account the strong domestic demand compared to aggregate supply in a context of international uncertainty.

In light of the deepening international financial markets crisis, Banco Central decided, in the last quarter of 2008, to allow a broader fluctuation of the average money market rate. It also established a program to repurchase Peso-denominated Monetary Regulation Bills, giving holders the option to elect the currency of redemption, to reduce volatility in the foreign exchange market. As financial markets recovered stability, Banco Central once again focused on the monetary policy rate as an operational target and raised the rate to 10.0% in January 2009, given the persistent inflationary pressures. In March 2009, the global economic recession scenario, along with the decrease of inflationary expectations in the middle term, contributed to the decision to lower the monetary policy rate to 9.0%. In June 2009, the authorities decided to lower the monetary policy rate further to 8.0% considering inflation performance and as aggregate demand pressures diminished. Although inflationary pressures emerged in the second half of 2009, the monetary policy rate remained unchanged until December 2009. At that time, Banco Central decided to lower the rate to 6.25%, taking into account the decrease of uncertainty in the international context and a favorable assessment of domestic risks. Additionally, in December 2009, it narrowed the inflation target range from 3.0-7.0% to 4.0-6.0%. In September 2010, Banco Central raised the monetary policy rate to 6.50% to mitigate increasing inflationary pressures. In March 2011, Banco Central once again increased the monetary policy rate to 7.50% in response to prevailing inflation expectations for the subsequent 18 months, attributed primarily to inflationary pressures generated by the international markets and a growing domestic demand. In June 2011, Banco Central increased the monetary policy rate from 7.5% to 8.0% in response to prevailing inflation expectations. In December 2011, Banco Central again increased the monetary policy rate to 8.75%. In March 2012, Banco Central decided to maintain the monetary policy rate at 8.75%. In October and December 2012, Banco Central increased the monetary policy rate to 9.0% and 9.25%, respectively, responding to increasing inflation expectations. On June 28, 2013, Banco Central discontinued the use of a monetary policy rate determined by reference to a short term interest rate as its principal monetary policy tool and reverted to using the monetary base by managing monetary aggregates, focusing on variables such as the amount of money in circulation and bank deposits levels to define monetary levels. Banco Central’s use of short term interest rates as its main monetary policy tool in an international environment characterized by depressed interest rates was considered ineffective to control inflation. Capital inflows resulted in an appreciation of the Uruguayan peso. Banco Central currently manages monetary aggregates (MI) to control inflation. Banco Central also broadened the inflation target range from 4.0-6.0% to 3.0-7.0% starting in July 2014, and announced that it expects to maintain this range for 24 months.

To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes denominated in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. As of December 31, 2016, 77.3% of all deposits held with the banking system continued to be denominated in foreign currencies (primarily U.S. dollars).

Liquidity and Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base
(in millions of US$(1))

	As of December 31,										As of April 30,
	2012		2013		2014		2015		2016		2017
Currency, including cash in vaults at banks	US$	2,726	US$	2,783	US$	2,594	US$	2,276	US$	2,372	US$	2,358
Other		995		1,179		937		806		1,079		886
Monetary base	US$	3,721	US$	3,962	US$	3,531	US$	3,082	US$	3,451	US$	3,244

(1)       Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2012	2013	2014	2015	2016	For the twelve months ended March 31, 2017(1)
M1 (% change)(2)	11.2%	15.0%	3.7%	5.6%	8.4%	14.9%
M2 (% change)(3)	10.5	13.9	6.7	9.2	14.3	18.2
Credit from the financial system (% change)	18.3	19.8	14.7	20.0	7.5	4.5
Average annual peso deposit rate (period end)	5.2	5.1	8.5	7.9	6.0	6.3
Monetary policy rate (TPM)(4)	9.00	—	—	—	—	—
Average money market rate (TMM) (period end)(4)	9.00	—	—	—	—	—

(1)       Preliminary data.

(2)       Currency in circulation plus peso-denominated demand deposits.

(3)       M1 plus peso-denominated savings deposits.

(4)          On June 28, 2013, Banco Central discontinued the use of a monetary policy rate (TPM) and discontinued the publication of the money market rate (TMM).

Source: Banco Central.

Liquidity and Credit Aggregates
(in millions of US$(1))

	2012		2013		2014		2015(2)		2016(2)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$	2,035	US$	2,107	US$	1,975	US$	1,702	US$	1,786
M1(3)		7,197		7,504		6,841		5,883		6,514
M2(4)		8,866		9,160		8,591		7,638		8,916
M3(5)		22,700		24,737		25,905		26,109		27,710
Credit aggregates (at period end):
Private sector credit		12,459		14,103		14,658		14,549		15,209
Public sector credit		1,204		1,021		1,383		1,165		1,274

Total domestic credit	US$	13,663	US$	15,124	US$	16,041	US$	15,714	US$	16,483
Deposits:
Uruguayan Peso deposits	US$	6,830	US$	7,053	US$	6,616	US$	5,936	US$	7,130
Foreign currency deposits		17,576		19,568		21,571		23,060		22,372
Total deposits	US$	24,406	US$	26,621	US$	28,187	US$	28,996	US$	29,502

Deposits of non-residents	US$	3,742	US$	3,992	US$	4,257	US$	4,589	US$	3,577

(1)     Exchange rate at the end of the period.

(2)    Preliminary data.

(3)     Currency in circulation plus peso-denominated demand deposits.

(4)     M1 plus peso-denominated savings deposits.

(5)     M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

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Inflation

The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices

2012	7.5	5.9
2013	8.5	6.3
2014	8.3	10.6
2015	9.4	6.6
2016	8.1	(1.9)
For the twelve months ended April 30, 2017	6.5	1.1

Source: National Institute of Statistics.

In 2012, the inflation rate exceeded the target range set by Banco Central and reached 7.5%. Banco Central increased the monetary policy rate to 9.25% in December 2012. The inflation rate in 2013 reached 8.5%, and the monetary policy rate remained at 9.25% until Banco Central discontinued its use on June 28, 2013 as a means of controlling inflationary pressures (see “Monetary Policy and Inflation—Monetary Policy.”). In 2015, the inflation rate reached 9.4%, mainly due to the inflationary effects of the depreciation of the peso. Inflation began to subside in 2016, decreasing to 8.1%, while the inflation rate for wholesale prices was negative by (1.9)%. For the 12-month period ending April 30, 2017 the inflation rate had further decreased to 6.5%.

Banco Central monitors developments in monetary demand with a view to avoiding further increases in inflation rates and medium term expectations. In March 2014, the government sought to prevent further price increases on basic goods and reached an agreement with supermarkets and main stores to maintain prices for a basket of basic products at January 2014 levels until June 2014. A similar agreement was entered into in August 2015 for a 60-day period. In addition, the government decided to exempt from VAT fruit and vegetable sales (which were the most volatile goods during the last, exceptionally rainy, summer) as well as fixed-charge public utility services such as electricity, water and communications. The government continuously monitors the impact on inflation of fiscal policy measures and developments in the labor market with a view to reducing inflation inertia.

The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 0.4% in December 2012 and 0.3% in December 2013, December 2014 and December 2015, and 0.2% in December 2016. In March 2017, the weighted average annual interest rate for such deposits had decreased to 0.19%. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system stood at 5.2% in December 2010, 4.7% in December 2011, 4.8% in December 2012, 5.2% in December 2013, 6.6% in December 2014, 7.7% in December 2015, 5.9% as of December 2016 and 6.0% as of March 2017.

The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. As of December 31, 2012, the ratio of non—performing loans (“NPLs”) to total loans was 2.3% while the provision for NPLs ratio (provision for NPLs in relation to total gross loans) stood at 6.2% (both including Banco Hipotecario). As of December 31, 2013, the ratio of NPLs to total loans was 1.8% while the provision for NPLs ratio stood at 4.7% (both including Banco Hipotecario). As of December 31, 2014, the ratio of NPLs to total loans was 1.7% while the provision for NPLs ratio stood at 5.1% (both including Banco Hipotecario). As of December 31, 2015, the ratio of NLPs to total loans was 2.1% while the provision for NPLs ratio stood at 5.3% (both including Banco Hipotecario). As of September 30, 2016, the ratio of NLPs to total loans was 3.2% while the provision for NPLs ratio stood at 5.9% (both including Banco Hipotecario). For a discussion of Uruguay’s current monetary policy, see “—Monetary Policy.”

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Foreign Exchange

Between 1990 and June 2002, the Uruguayan peso gradually lost value relative to other currencies. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps. 32.325 per US$1.00. Starting in 2003, the peso strengthened versus the U.S. dollar. In 2008, the appreciation of the peso was interrupted by the financial crisis. After uncertainty abated, the peso appreciated versus the U.S. Dollar until the third quarter of 2011. Thereafter, the peso depreciated against the U.S. dollar in line with the fluctuation recorded in other Latin American currencies. Throughout 2012 and until May 31, 2013, the peso continued to appreciate against the U.S. dollar. However, between June 1, 2013 and April 28, 2017, the peso depreciated 38.7% against the U.S. dollar. As of April 28, 2017 the exchange rate stood at Ps. 28.109 per US$1.00.

Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End

2011	20.426	18.300	19.300	19.898
2012	22.099	19.111	20.321	19.399
2013	22.646	18.858	20.496	21.389
2014	24.742	21.268	23.225	24.333
2015	29.873	24.075	27.318	29.873
2016	32.530	28.003	30.084	29.256
For the 12 months ended April 30, 2017	31.792	28.003	29.098	28.109

(1)       Daily interbank end-of-day bid rates.

Source: Banco Central.

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THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

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Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit, market and operational risk requirements under Basel II recommendations. In addition, Banco Central requires banks to maintain minimum capital requirement for systemic risk of up to 2% of the bank’s risk-weighted assets. Banco Central has maintained a maximum leverage ratio of 25 times capital and has defined a roadmap for the implementation of Basel III, which is currently scheduled to be fully implemented by 2018.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars—impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates—loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs.130 million. The minimum capital required for financial houses and cooperatives with limited licenses is UIs 65 million, and for off-shore banks is US$4.5 million. At December 31, 2016, one UI was equal to Ps. 3.5077.

As of December 31, 2016, financial institutions had on average a total capital to risk-weighted assets ratio above the ratio required by Banco Central.

In early 2003, the government began the restructuring of Banco Hipotecario’s operations and modification of its sources of funding. Banco Hipotecario ceased taking deposits other than pre-saving deposits denominated in local currency with respect to amounts intended to be applied together with the proceeds of a mortgage loan to purchase or build a property. In addition, Banco Hipotecario’s lending capacity was suspended by Banco Central while the restructuring process was underway and has recently been reestablished with respect to loans denominated in local currency only. The restructuring of Banco Hipotecario’s operations entailed a significant reduction of its payroll and branches throughout the country. To improve its capital structure, the government acquired from Banco Hipotecario several portfolios of non-performing and low quality loans and, in consideration of such assets, assumed certain liabilities incurred by Banco Hipotecario with Banco de la República in connection with the transfer of U.S. dollar-denominated deposits in 2003. Additional transfers of assets to the government and further assumption of Banco Hipotecario liabilities by the government were completed in 2010. As of December 31, 2016, Banco Hipotecario had US$1.7 billion of assets and US$799 million of capital. As of December 31, 2016, Banco Hipotecario remained in full compliance with current minimum capital adequacy ratios requirements.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking.  Of the nine private banks operating in Uruguay as of December 31, 2016, seven were Uruguayan corporations majority owned by foreign banks and two were branches of foreign banks.  In accordance with current legislation, the Republic guarantees up to US$10,000 of deposits in foreign currency and up to UIs 250,000 of deposits in pesos, including, in both cases, capital and accrued interests.

Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. In June 2006, 100% of its common shares (representing 60.0% of Nuevo Banco Comercial’s equity) were acquired by a group of international investors led by Advent, an investment fund manager. In June 2011, Scotiabank Group, a Canadian company, acquired Advent’s participation in Nuevo Banco Comercial. In December 2012, Scotiabank Group acquired the remaining state-owned shares of Nuevo Banco Comercial, increasing its ownership interest to 100.0%.

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Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives—the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, and as a result of that making them subject to the same regulatory requirements. As of April 30, 2017, there were no savings associations holding broad banking licenses in Uruguay.

Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2016, Banco de la República held approximately 44% of deposits of the private non-financial sector with the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million those two institutions.

The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito. The rescheduled deposits were repaid commencing in 2004.

On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

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On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, which was set up as a private bank, although its capital was initially owned by the government, and acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by the new commercial bank entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund.

During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

During 2003 Uruguay’s banking system gradually recovered stability. While a gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003, beginning in March 2003, the level of deposits by the non-financial private sector started to increase. By December 2003 such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust, Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. This transfer improved Banco de la República’s percentage of NPLs to 1.3% in December 2009. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.

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At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

The weighted average interest rate for term deposits denominated in U.S. dollars increased from about 1.3% in 2005 to 2.5% in 2007, decreasing to 1% in 2008 and to 0.5% in 2009. Sight deposits, which accounted on average for 79% of total deposits, paid minimal interest in case of current accounts denominated in pesos and rates below 0.5% for savings accounts denominated in U.S. dollars. During the same period, real interest rates for deposits denominated in pesos (nominal rate minus inflation) remained negative.

Deposits during 2005 were largely denominated in foreign currencies, primarily U.S. dollars. In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9.4 billion as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

In 2008, the Uruguayan financial system suffered some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion.

Regulatory capital in 2009, 2010 and 2011, represented 16.7%, 16.8% (both excluding Banco Hipotecario) and 15.6% (including Banco Hipotecario) of risk-weighted assets, respectively. In 2009, 2010 and 2011, bank credit to enterprises and individuals represented approximately 25%, 22% and 24% of Uruguay’s GDP, respectively. As of December 31, 2009, December 31, 2010 and December 31, 2011, deposits of the non-financial private sector with the banking system increased by 19.0%, 17.0% and 15.0%, respectively. Credit extended to the domestic private sector by the banking system totaled US$7.2 billion in 2009, US$8.6 billion in 2010 and US$10.4 billion in 2011. The share of NPLs to total loans (based on payment delinquencies and excluding Banco Hipotecario) stood at 1.7% as of December 31, 2009, 1.1% as of December 31, 2010 and 1.3% as of December 31, 2011.

In 2012, deposits of the non-financial private sector with the banking system increased by 12.4%, from US$20.6 billion in 2011 to US$23.2 billion (73.9% denominated in U.S. dollars) as of December 31, 2012. Credit extended to the domestic private sector by the banking system also increased from US$10.4 billion in 2011 to US$12.2 billion in 2012. The share of NPLs to total loans (based on payment delinquencies) stood at 2.3% as of December 31, 2012 (1.5% excluding Banco Hipotecario).

D-49

Regulatory capital as of December 31, 2012 represented 15.7% of risk-weighted assets (including Banco Hipotecario). During 2012, bank credit to the non-financial sector represented approximately 24% of Uruguay’s GDP.

In 2013, deposits of the non-financial private sector with the banking system increased by 8.9%, from US$23.2 billion in 2012, to US$25.3 billion (75.3 % primarily denominated in U.S. dollars) as of December 31, 2013. Credit extended to the domestic private sector by the banking system also increased from US$12.2 billion in 2012 to US$13.8 billion in 2013. The share of NPLs to total loans (based on payment delinquencies) stood at 1.8% as of December 31, 2013 (1.3% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2013 represented 15.4% of risk weighted assets (including Banco Hipotecario). During 2013, bank credit to the non-financial sector represented approximately 25% of Uruguay’s GDP.

In 2014, deposits of the non-financial private sector with the banking system increased by 6.3%, from US$25.3 billion in 2013, to US$26.9 billion (77.7 % primarily denominated in U.S. dollars) as of December 31, 2014. Credit extended to the domestic private sector by the banking system also increased from US$13.8 billion in 2013 to US$14.4 billion in 2014. The share of NPLs to total loans (based on payment delinquencies) stood at 1.7% as of December 31, 2014 (1.5% excluding Banco Hipotecario).

Regulatory capital as of November 30, 2014 represented 13.7% of risk weighted assets (including Banco Hipotecario). During 2014, bank credit to the non-financial sector represented approximately 26% of Uruguay’s GDP.

In 2015, deposits of the non-financial private sector with the banking system increased by 3.4%, from US$26.9 billion in 2013, to US$27.8 billion (80.8 % primarily denominated in U.S. dollars) as of December 31, 2015. Credit extended to the domestic private sector by the banking system remained stable, totaling US$14.3 billion as of December 31, 2015. The share of NPLs to total loans (based on payment delinquencies) stood at 2.1% as of December 31, 2015 (2.0% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2015 represented 12.9% of risk weighted assets (including Banco Hipotecario). During 2015, bank credit to the non-financial sector represented approximately 29% of Uruguay’s GDP.

In 2016, deposits of the non-financial private sector with the banking system increased by 1.0%, from US$27.9 billion in 2015, to US$28.2 billion (77% primarily denominated in U.S. dollars) as of December 31, 2016, although deposits by non-residents decreased by approximately US$1.0 billion, mainly as a result of withdrawals following the implementation of Argentina’s tax amnesty law. Credit extended to the domestic private sector by the banking system increased, totaling US$15.0 billion as of December 31, 2016. The share of NPLs to total loans (based on payment delinquencies) stood at 3.2% as of December 31, 2016 (3.3% excluding Banco Hipotecario) mainly as a result of the economic deceleration.

Regulatory capital as of December 31, 2016 represented 14.1% of risk weighted assets (including Banco Hipotecario). During 2016, bank credit to the non-financial sector represented approximately 28% of Uruguay’s GDP.

The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

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The following tables set forth classifications of loan assets of the Uruguayan banking system as of the dates indicated:

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of February 2017 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total
Banco de la República	16,408	8	87,187	23,646	22,095	23,726	5,619	10,127	188,816
Privately owned banks	80,601	3,684	184,747	54,770	51,647	16,142	8,316	3,922	403,828
Financial houses	896	45	301	107	194	68	95	80	1,785
Off-shore banks	546	—	4	—	—	—	—	—	550
Cooperatives	—	—	300	37	26	69	9	49	490
Total	98,451	3,737	272,538	78,560	73,962	40,005	14,039	14,178	595,470
Percentage	17%	1%	46%	13%	12%	7%	2%	2%	100%

(1)	Classification based on credit risk analysis. Gross credit and contingent risks to the financial and non—financial sector.

Source: Banco Central.

Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of December 31, 2016)

Institution Type	Performing Loans	NPLs
Banco de la República	98.2%	1.8%
Banco Hipotecario del Uruguay	98.5	1.5
Private banks	99.5	0.5
Cooperatives	97.5	2.5
Financial houses	95.9	4.3
Off-shore banks	100.0	0.0
Total	98.9%	1.1%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

Total Provisions of the Banking System for
Gross NPLs(1)
(as of December 31, 2016)

Institution Type	Provisions
Banco de la República	157.2%
Banco Hipotecario del Uruguay	305.9
Private banks	228.3
Cooperatives	131.3
Financial houses	90.3
Total	190.4%

(1)	Total provisions as a percentage of gross NPLs loans to financial and non-financial sector.

Source: Banco Central.

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The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	2012	2013	2014	2015	2016
	(Number)	(Number)	(Number)	(Number)	(Number)(1)	(Loans)(2)	(Deposits)(3)
Financial Institutions:
State-owned	2	2	2	2	2	40.6%	45.4%
Privately-owned(1)	20	18	18	14	14	59.3%	54.6%
Cooperatives	1	1	1	1	1	0.1%	0.04%
Total	23	21	21	100.0%	17	100.0%	100.0%

(1)	At December 31, 2016, includes nine banks, three financial houses and two off-shore agencies (IFEs).

(2)	Loans to non-financial sector, net of provisions.

(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector
(% of total credit)

	As of December 31,
	Banco Central		Private Commercial Banks(1)		Banco de la República
	Pesos	Foreign Currency	Pesos	Foreign Currency	Pesos	Foreign Currency
2012	0.5%	0.3%	18.9%	44.4%	20.5%	15.4%
2013	0.5%	0.3%	18.5%	45.3%	19.4%	16.9%
2014	0.0%	0.0%	18.3%	46.2%	18.4%	17.1%
2015	0.8%	0.1%	18.9%	44.3%	18.2%	17.7%
2016	0.3%	0.1%	21.3%	44.1%	19.0%	15.3%

(1)	Includes private banks, financial houses and financial cooperatives.

Source: Banco Central.

Since the early 1980s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2016, the amount of credit denominated in foreign currencies represented 55.2% of total credit to the non-financial private sector, including Banco Hipotecario.

The Uruguayan financial sector also includes four domestic and eleven foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

D-52

SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for most of the amount traded in the Electronic Stock Exchange.

As of December 31, 2012, the aggregate securities trading volume on both exchanges increased to US$24.5 billion. This increase was driven by a growth in transactions with certificates of deposit issued by private banks, and an increase in central government securities. In 2013, total trading volume increased to US$40 billion, primarily as a result of changes to the regulatory framework that restricted the number of participants in the primary market of public sector securities with the aim of increasing secondary market transactions of public sector securities. As a result of these changes, trading volume in 2013 is not comparable to 2012. Since 2014, total trading volume has decreased to US$27.1 billion in 2016, mainly due to a decrease in the issuance of government bonds and a decrease in transactions with certificates of deposit.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2012		2013		2014		2015		2016
Private sector securities:
Equities	US$	1	US$	55	US$	28	US$	80	US$	50
Bonds		25		4		196		247		61
Certificates of deposit and other		19,713		16,883		14,927		14,010		11,278
Total private sector securities(1)		19,739		16,942		15,151		14,337		11,390
Public sector securities:
Central Government		4,658		23,018		21,280		17,803		15,695
Public enterprises		109		43		253		602		4
Total public sector securities		4,767		23,062		21,533		18,405		15,700
Total	US$	24,507	US$	40,004	US$	36,684	US$	32,742	US$	27,090
Number of listed companies:
Equities		10		10		7		7		9
Bonds and other debt issuers		50		51		55		50		46
Total		60		61		62		57		55

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749) governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, Banco de Seguros del Estado and financial public sector institutions. Central government expenditures are financed chiefly through tax collections, domestic and external borrowings, and transfers from state-owned companies. Tax collections comprise value-added taxes, excise taxes, income taxes, net worth taxes, tariffs and other minor taxes. Borrowings were constrained in 2002 and early 2003 until a reprofiling of the government’s outstanding debt was completed. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the balance. Banco Central generally runs deficits principally due to interest payments on deposits of the financial sector net of remunerated assets, and its own operational costs.

The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	2012				2013		2014 (1)			2015 (1)			2016 (1)
NON FINANCIAL PUBLIC SECTOR REVENUES	US$	14,200	27.7%	US$	16,948	29.5%	US$	16,669	29.1%	US$	15,462	29.0%	US$	15,471	29.4%

Central Government		10,209	19.9		11,875	20.7		11,442	20.0		10,499	19.7		10,741	20.4
Value-added taxes		4,959	9.7		5,418	9.4		5,419	9.5		4,891	9.2		4,767	9.1
Other taxes on goods and services		1,271	2.5		1,352	2.4		1,342	2.3		1,308	2.5		1,250	2.4
Income taxes (corporate and personal)		2,531	4.9		3,138	5.5		2,915	5.1		2,871	5.4		3,182	6.1
Taxes on capital		550	1.1		610	1.1		652	1.1		604	1.1		611	1.2
Foreign trade taxes		574	1.1		635	1.1		653	1.1		565	1.1		511	1.0
Other		323	0.6		723	1.3		461	0.8		259	0.5		419	0.8
Social Security Revenues (BPS)		3,572	7.0		4,196	7.3		4,348	7.6		3,981	7.5		3,937	7.5
Public Enterprises Primary Balance		419	0.8		877	1.5		879	1.5		982	1.8		793	1.5

NON FINANCIAL PUBLIC SECTOR PRIMARY EXPENDITURES	US$	14,319	28.0%	US$	16,735	29.1%	US$	16,869	29.5%	US$	15,343	28.8%	US$	15,770	30.0%

Central Government - Banco de Previsión Social (BPS) Current Primary Expenditure		12,886	25.2		14,764	25.7		15,017	26.2		14,110	26.5		14,489	27.6
Wages and salaries		2,557	5.0		2,841	4.9		2,882	5.0		2,660	5.0		2,720	5.2
Non personnel expenditures		1,812	3.5		2,110	3.7		2,119	3.7		1,998	3.7		2,056	3.9
Pension payments(2)		4,569	8.9		5,142	8.9		5,167	9.0		4,999	9.4		5,040	9.6
Transfers(2)		3,948	7.7		4,671	8.1		4,849	8.5		4,452	8.4		4.674	8.9
Investment(2)		1,433	2.8		1,971	3.4		1,851	3.2		1,233	2.3		1,280	2.4
Local Governments Primary Balance(3)		(38)	(0.1)		(38)	(0.1)		(86)	(0.2)		67	0.1		39	0.1
Banco de Seguros del Estado (BSE) Primary Balance(4)		97	0.2		88	0.2		(26)	0.0		(145)	(0.3)		21	0.0

NON FINANCIAL PUBLIC SECTOR PRIMARY BALANCE	US$	(60)	(0.1)%	US$	263	0.5%	US$	(312)	(0.5)%	US$	41	0.1%	US$	(237)	(0.5)%

Banco Central Primary Balance		(22)	0.0		(40)	(0.1)		(41)	(0.1)		(51)	(0.1)		(49)	(0.1)%

PUBLIC SECTOR PRIMARY BALANCE	US$	(82)	(0.2)%	US$	222	0.4%	US$	(354)	(0.6)%	US$	(9)	0.0%	US$	(286)	(0.5)%

Interest Payments		1,297	2.5		1,557	2.7		1,631	2.8		1,896	3.6		1,745	3.3
Central Government		1,188	2.3		1,364	2.4		1,303	2.3		1,228	2.3		1,416	2.7
Public Enterprises		38	0.1		64	0.1		90	0.2		91	0.2		89	0.2
Local Governments		5	0.0		5	0.0		5	0.0		5	0.0		4	0.0
Banco Central		147	0.3		215	0.4		319	0.6		674	1.3		349	0.7
Banco de Seguros del Estado		(81)	(0.2)		(90)	(0.2)		(86)	(0.2)		(102)	(0.2)		(113)	(0.2)

PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$	(1,380)	(2.7)%	US$	(1,335)	(2.3)%	US$	(1,984)	(3.5)%	US$	(1,906)	(3.6)%	US$	(2,301)	(3.9)%

(1)	Preliminary data.

(2)	Includes investments by state-owned enterprises.

(3)	Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, Banco de Previsión Social, Oficina de Planeamiento y Presupuesto and Banco Central.

In 2012, non-financial public sector primary expenditures totaled US$14.3 billion, an increase of 13.2% compared to 2011. Non-financial public sector revenues in 2012 totaled US$14.2 billion, an increase of 5.3% compared to 2011. The public sector overall balance registered a deficit of US$1.4 billion (2.7% of GDP). The public sector primary balance registered a deficit of US$82.0 million (0.2% of GDP), largely due to non-recurring factors, including a severe drought that increased UTE’s power generation costs by 1.0% of GDP and payments made to settle a shareholder dispute arising from the 2002 liquidation of Banco Comercial (representing approximately 0.4% of GDP).

In 2013, non-financial public sector primary expenditures totaled US$16.7 billion, an increase of 16.9% compared to 2012. Non-financial public sector revenues in 2013 totaled US$16.9 billion, an increase of 19.4% compared to 2012. The public sector overall balance registered a deficit of US$1.3 billion (2.3% of GDP), which included contributions made to the Energy Stabilization Fund of approximately 0.3% of GDP. The Energy Stabilization Fund’s assets (mostly liquid) are available to help mitigate fluctuations in the public sector deficit and/or in public tariffs, for instance, in case of a drought that would impact adversely on UTE’s electricity generation costs. The public sector primary balance registered a surplus of US$0.2 billion (0.4% of GDP). An increase in central government revenues and UTE’s lower electric generation costs contributed to the improvement of the fiscal account in 2013.

In 2014, non-financial public sector primary expenditures totaled US$16.9 billion, an increase of 0.8% compared to 2013. Non-financial public sector revenues in 2014 totaled US$16.7 billion, a decrease of 1.6% compared to 2013. The public sector overall balance registered a deficit of US$2.0 billion (3.5% of GDP). The public sector primary balance registered a deficit of US$354 million (0.6% of GDP). Non-financial public sector revenues decreased by 0.5% of GDP mainly as a result of a lower income tax collections from public enterprises. In addition, current expenditures increased on health insurance and transfers to pension funds and departmental governments from the central government (0.4% of GDP), contributing to the increase in the overall public sector deficit.

In 2015, non-financial public sector primary expenditures totaled US$15.3 billion, a decrease of 9.0% compared to 2014. Non-financial public sector revenues in 2015 totaled US$15.5 billion, a decrease of 7.2% compared to 2014. The public sector overall balance registered a deficit of US$1.9 billion (3.6% of GDP). The public sector primary balance registered a deficit of US$9 million (less than 0.1% of GDP). Non-financial public sector revenues decreased by 0.5% of GDP mainly as a result of lower value-added tax and foreign trade collections. Non-financial public sector expenditures decreased by 0.8% of GDP mainly due to a decline in wages and salaries and transfers, which was partially offset by an increase in pension payments. Further, non-financial public sector investment decreased by 0.9% of GDP, mainly as a result of a decline in investments by the public enterprises (0.8% of GDP).

In 2016, non-financial public sector primary expenditures totaled US$15.8 billion, an increase of 2.8% compared to 2015. Non-financial public sector revenues in 2016 totaled US$15.5 billion, an increase of 0.1%, compared to 2015. The public sector overall balance registered a deficit of US$2.3 billion (3.9% of GDP). The public sector primary balance registered a deficit of US$286 million (0.5% of GDP). Non-financial public sector revenues increased by 0.4% of GDP mainly as a result of higher revenues from the central government which offset a lower primary result of public enterprises. Non-financial public sector expenditures increased by 1.2% of GDP mainly due to increases in wages and salaries, non-personnel expenditures, pension payments and transfers. Further, non-financial public sector investment increased by 0.1% of GDP, mainly as a result of an increase in central government investment, while investments by public enterprises (as a percentage of GDP) remained stable.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2012	2013	2014(1)	2015(1)	2016(1)
Value-added taxes (VAT)	53.9%	51.8%	53.4%	51.9%	50.2%
Other taxes on goods and services	13.8	12.9	13.2	13.9	13.2
Income taxes (corporate and personal)	27.5	30.0	28.7	30.5	33.5
Taxes on capital	6.0	5.8	6.4	6.4	6.4
Foreign trade taxes	6.2	6.1	6.4	6.0	5.4
Other taxes	0.8	1.0	0.9	0.8	0.9
Tax refunds	(8.2)	(7.7)	(9.2)	(9.6)	(9.6)
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempt from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of a Uruguayan source. Personal income taxes are assessed on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 25%. Retirees are subject to personal income tax at a reduced rate. Import and export taxes are based on published tariff schedules.

The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)
(in millions of US$ and % of total GDP)

	2012			2013			2014			2015			2016
Monetary liabilities(2)	US$	510	1.0%	US$	571	1.0%	US$	349	0.6%	US$	(32)	(0.1)%	US$	396	0.8%
Treasury bonds & bills		2,662	5.2		3,165	5.5		1,119	2.0		263	0.5		1,227	2.3
Brady Bonds		0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Loans(3)		69	0.1		(931)	(1.6)		252	0.4		(427)	(0.8)		118	0.2
Net deposits(4)		1,815	3.5		1,460	2.5		1,984	3.5		591	1.1		(1,799)	(3.4)
Net international reserves		(3,251)	(6.3)		(2,908)	(5.0)		(1,704)	(3.0)		1,812	3.4		2,184	4.2
Other(5)		(452)	(0.9)		(72)	(0.1)		(15)	(0.0)		(302)	(0.6)		(7)	0.0
Net borrowing requirements	US$	1,353	2.6%	US$	1,285	2.2%	US$	1,985	3.5%	US$	1,905	3.6%	US$	2,119	4.0%

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.

(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.

(4)	“Net deposits” means deposits by public sector with banking sector net of credits.

(5)	“Other” includes the fluctuations in the remaining assets and liabilities of the Non-Financial Public Sector and Banco Central.

Source: Banco Central.

FISCAL POLICY

2015-2019 Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

In December 2015, the Congress approved the budget for the period 2015-2019. The budget was based on certain assumptions and policy objectives related to the sustainability of public finances, macroeconomic stability, economic growth and social achievements. In December 2015, President Vázquez signed the new five-year budget into law.

The budget targeted a reduction in the consolidated public sector deficit from 3.5% of GDP in 2014 to 2.5% of GDP in 2019. The budget also contemplated an increase in the public sector’s primary result from a 0.6% of GDP surplus in 2014 to a 0.9% of GDP surplus in 2019. The government seeks to earmark increased revenues to expanded infrastructure investments and social expenditures. In July 2015, President Tabaré Vázquez, announced an infrastructure plan that contemplates investments of US$12.0 billion over a five year period to sustain long-term growth. The Vázquez administration expects slightly more than one third of the investments to be financed with private sector involvement.

On October 5, 2016, Congress approved the government’s fiscal performance report for fiscal year 2015. The report included adjustments to the 2015-2019 budget made to reflect the adverse impact on Uruguay’s economy and the government’s fiscal performance of macroeconomic developments affecting other countries in the region and Uruguay’s trade partners, while preserving certain social policies. The adjustments target a 1.0% of GDP improvement in the performance of the consolidated public sector between 2017 and 2019, which is expected to result from tax increases (0.7% of GDP) and an improvement in the primary result of public enterprises (0.3% of GDP). The report contemplates a reduction of the consolidated public sector deficit from 3.5% of GDP in 2015 to 2.5% of GDP in 2019, and continues to target a public sector primary balance of 0.9% of GDP in 2019.

The government’s medium-term strategy, as outlined in the 2015-2019 budget, is divided into 17 program areas (“Program Areas”) providing for policies that are expected to be continued by the next administration. These Program Areas reflect the ultimate goals of the government’s fiscal policy, provide additional elements to analyze the budget and public spending in general, and facilitate the population’s monitoring of government decisions. The projected funding for the Program Areas is consistent with the objective of reducing public debt and strengthening fiscal policy, while observing an inflation targeting monetary policy.

In terms of budget allocation, education, infrastructure and public safety are the most important Program Areas. Proposed governmental action in support of these Program Areas include:

●	achieving high quality public education through broad access to education, a commitment to innovation and the promotion of scientific and technological knowledge;

●	repairing and maintaining road infrastructure, as well as extending the road network;

●	designing and executing public safety policies, professionalizing law enforcement and improving police personnel’s working conditions and remuneration;

●	promoting public-private partnerships to undertake a broad range of investments in logistics and infrastructure, aimed at consolidating Uruguay as a regional logistics hub; and

●	human resource policies that target innovation, related to income, mobility and training of public officials, by establishing variable pay based on performance.

In 2016, non-financial public sector primary expenditures totaled US$15.8 billion, an increase of 2.8% compared to 2015. Non-financial public sector revenues in 2016 totaled US$15.5 billion, an increase of 0.1% compared to 2015. In 2016, the overall public sector deficit represented 3.9% of GDP (as compared to 3.6% of GDP in 2015). The public sector primary balance registered a deficit of US$286 million (0.5% of GDP). Non-financial public sector revenues increased by 0.4% of GDP mainly as a result of an increase in income tax revenues (corporate and personal). Non-financial public sector expenditures increased by 1.2% of GDP, mainly due to an increase in wages and salaries and other current primary expenditures.

As of May 15, 2017, the Government had not yet submitted to Congress the annual report on the government’s fiscal performance for fiscal year 2016.

The following table shows the government’s main macroeconomic assumptions and policy targets for 2017.

Main Macroeconomic Assumptions and Policy Target for 2017.

Real GDP growth	2%
Annual Average Domestic Inflation (CPI)	7%-8%
Public Sector Primary Balance	(0.1%)% of GDP
Public Sector Overall Balance	(3.3)% of GDP
Real Wage Growth	1.5%
Current Account Balance	(1.0%)-(0%) of GDP

Source: Ministry of Economy and Finance.

The government targets a primary public sector deficit of 0.1% of GDP for 2017, and a public sector deficit of approximately 3.3% of GDP. Interest payments on public debt are expected to represent 3.2% of GDP in 2017.

While the government believes that these assumptions and forecasts for the Uruguayan economy were reasonable when formulated, some are beyond its control or significant influence, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results and the government’s performance in 2017 will not differ materially from the figures set forth above.

Social Security

Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which for many years absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

●	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;

●	increasing the minimum number of work years for eligibility of benefits to 35 years;

●	making the capitalization regime mandatory for those forty years old or younger; and

●	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which converged to 75% in 2016. The lower limit has been abandoned.

A system that permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025
65-79 years	226,034	268,154	334,633	336,917	401,695
80 years and above	46,782	60,736	94,537	119,587	149,281
Total	272,816	328,890	429,170	456,504	550,976

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 contributed to easing the pressure on the social security system.

PUBLIC SECTOR DEBT

On July 8, 2009 and November 17, 2011, Congress passed Law No. 18,519 and Law No. 18,834, respectively, which amended the National Debt Law No. 17,947. Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year. The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur. For 2009 and 2010, the amount of debt over and above the net debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law was US$350.0 million. Pursuant to Law No. 18,834 (the Rendición de Cuentas law for fiscal year 2010, relating to the 2010-2014 budget approved by Congress), the government increased for each of the years 2011 to 2014 such amount to 5.5 billion UIs per year (equivalent to approximately US$705.1 million as of December 31, 2013). Pursuant to the National Debt Law No. 19,355, passed by Congress on December 19, 2015, the government may increase the amount of public net debt by 16 billion UIs (equivalent to approximately US$1,736 million as of December 31, 2015) in 2015, 15.5 billion UIs in 2016, 15 billion UIs in 2017, 14 billion UIs in 2018, and 13.5 billion UIs in 2019.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the reporting methodology adopted by the government in March 2013 following the criteria used by the IMF and the World Bank, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Uruguayan statistics are consistent with statistics published by other countries that follow the IMF and World Bank’s methodology. Figures for previous years have been restated following this methodology.

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities).

In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to unfavorable market conditions. However, Banco Central began auctioning Treasury bills denominated in pesos to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy and Inflation—Monetary Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars as financial agent of the government and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced auctioning 1½-year Treasury bills denominated in U.S. dollars. During 2005, Banco Central issued instruments denominated in U.S. dollars, pesos and UIs, with varying maturities which were determined taking into account market conditions as well as monetary policy objectives. Since 2006, Banco Central has issued UI and peso-denominated bills, for its own account and on behalf of the government. UI-denominated securities are issued as instruments of monetary policy as well as to raise revenues for the government.

In July 2009, the government accessed the domestic capital markets, and issued securities in those markets for a total of US$113.9 million through December 2009, for the first time since September 2008. In 2010, the government issued treasury notes in domestic currency indexed to UI for a total of US$582.0 million.

In January 2011, the government issued and offered in the domestic market different series of medium and long-term treasury notes denominated in pesos and in peso-denominated linked to CPI having an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central. Similarly, during 2011 the government issued additional peso-denominated and peso-denominated linked to CPI treasury notes having an aggregate principal amount equivalent to US$758.0 million.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826 million. Investors paid for an aggregate principal amount equivalent to US$447 million of such bonds by tendering short-term securities of Banco Central. Similarly, during 2012 an aggregate principal amount equivalent to US$650 million in debt was issued in additional peso-denominated and peso-denominated linked to CPI treasury notes.

In 2013, the government issued peso-denominated and peso-denominated linked to CPI treasury notes for an aggregate principal amount equivalent to US$587 million.

In March 2014, the government issued 30 year treasury notes (linked to the IMS - Average Wage Index) for an aggregate principal amount equivalent to US$1.0 billion. These treasury notes were exchanged for short-term Banco Central securities and central government treasury notes held by Banco de Seguros del Estado (BSE). Additionally, during 2014 the government issued peso-denominated treasury notes linked to CPI for an aggregate principal amount equivalent to US$119 million.

In 2015, the government issued peso-denominated and peso-denominated linked to CPI treasury notes for an aggregate principal amount equivalent to US$1.3 billion. This included US$960 million issued under a joint liability management operation with Banco Central, under which investors paid an aggregate principal amount equivalent to US$955 million of bonds denominated in pesos and in pesos linked to UI by tendering short term securities of Banco Central and central government.

In 2016, the government issued peso-denominated and peso-denominated CPI-linked treasury notes for an aggregate principal amount equivalent to US$570 million.

The following table sets forth information regarding the stock of gross public domestic debt of the government outstanding on the dates indicated.

Gross Public Domestic Debt
(in millions of US$)

	As of December 31,
	2012		2013		2014		2015		2016(1)
Treasury bills(2)	US$	588	US$	318	US$	139	US$	597	US$	714
Treasury bonds(3)		6,688		6,288		6,156		6,783		9,370
Other liabilities(4)		7,611		8,937		8,825		5,958		6,094
Total	US$	14,887	US$	15,543	US$	15,120	US$	13,338	US$	16,178

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

The following table sets forth information regarding the amortization of Uruguay’s gross public domestic debt in the periods indicated.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Outstanding as of December 31, 2016(1)		2017		2018		2019		2020		2021		2022		2023		2024 to Final Maturity
Treasury bills(2)	US$	714	US$	67	US$	271	US$	0	US$	376	US$	0	US$	0	US$	0	US$	0
Treasury bonds(3)		9,370		411		544		1,044		919		113		430		253		5,656
Other liabilities(4)		6,094		4,521		295		467		252		176		131		35		218
Total	US$	16,178	US$	4,999	US$	1,110	US$	1,511	US$	1,546	US$	289	US$	561	US$	288	US$	5,874

(1)	Preliminary data.

(2)	Includes foreign and local currency-denominated Treasury bills.

(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$16.2 billion (or 31.6% of GDP) as of December 2012, US$17.6 billion (or 30.5% of GDP) as of December 2013, US$18.4 billion (or 32.1% of GDP) as of December 2014, US$18.1 billion (or 33.9% of GDP) as of December 2015 and US$17.1 billion (or 32.6% of GDP) as of December 2016.

The interest expense on Uruguay’s gross public external debt in 2016 represented 1.6% of GDP.

As of December 31, 2016, Uruguay’s gross public external debt comprised direct loans in the amount of approximately US$4.0 billion and public securities in an outstanding aggregate amount of approximately US$12.9 billion.

Total Gross Public External Debt
(in millions of US$, except percentages)

	As of December 31,
	2012		2013		2014		2015		2016(1)
Public sector:
Financial public sector (Banco Central)	US$	1,248	US$	1,586	US$	1,513	US$	1,043	US$	681
Non-financial public sector		14,997		15,973		16,893		17,015		16,465
Of which:
Treasury notes and bonds		9,167		10,984		11,952		12,647		12,169
Total(2)	US$	16,245	US$	17,559	US$	18,406	US$	18,058	US$	17,146
Total gross public external debt/GDP		31.7%		30.5%		32.1%		33.9%		32.6%
Total public external debt/exports		124.8%		129.1%		134.5%		147.8%		150.5%

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth the total public external debt, net of international reserve assets and certain other non-financial public sector and Banco Central assets, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	As of December 31,
	2012			2013			2014			2015			2016(1)
Total gross public external debt(2)	US$	16,245		US$	17,559		US$	18,406		US$	18,058		US$	17,146
Less external assets:
Non-financial public sector		92			119			81			90			97
Banco Central		14,298			17,040			18,372			16,496			14,359
Of which:
Banco Central international reserve assets(2)		13,605	(3)		16,290	(4)		17,555	(5)		15,634	(6)		13,472	(7)
Other assets		731			765			818			861			887
Total public external debt, net of assets	US$	1,855		US$	400		US$	(48)		US$	1,472		US$	2,690

(1)	Preliminary data.

(2)	Gold valued for each period at London market prices at end of period.

(3)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system, including US$1,642 million of public sector financial institutions, with Banco Central.

(4)	This amount includes US$5,299 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,184 million of public sector financial institutions, with Banco Central.

(5)	This amount includes US$6,768 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,771 million of public sector financial institutions, with Banco Central.

(6)	This amount includes US$6,584 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,457 million of public sector financial institutions, with Banco Central.

(7)	This amount includes US$5,542 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,481 million of public sector financial institutions, with Banco Central.

Source: Banco Central.

Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Public external debt held by non-residents accounted for 52% of Uruguay’s public external debt at December 31, 2012, 53% at December 31, 2013, 55% at December 31, 2014, 58% at December 31, 2015 and 51% at December 31, 2016.

Since the reprofiling of its foreign currency-denominated debt in 2003, Uruguay has deployed a liability management strategy that has allowed it to extend the average life of its outstanding debt and reduce overall interest expense.

Multilateral and regional financial institutions have been one of Uruguay’s frequent sources of external financing.

In December 2012, Uruguay entered into a US$260.0 million fast disbursing credit line with the World Bank, increasing its aggregate contingent financing with the World Bank to US$520.0 million.

In January 2013, Uruguay prepaid US$519.0 million to the IADB, under the IADB’s reallocation program, thus generating additional borrowing capacity. Uruguay signed-up a US$550.0 million credit line with the IADB in March 2013.

In April 2016, Uruguay executed a US$250 million credit line with IADB, increasing Uruguay’s contingent funding from the IADB to US$800 million. This credit line, together with credit lines obtained from CAF, FLAR (Latin American Reserve Fund) and World Bank, provide Uruguay with a source of contingency funding of approximately US$2.4 billion.

In recent years, Uruguay accessed the international capital markets repeatedly in connection with the implementation of its liability management strategy. The liability management transactions contribute to reduce refinancing risk and have allowed Uruguay to take advantage of the prevailing low-interest rate environment to reduce Uruguay’s ongoing debt service requirements. See “—Debt Service and Debt Restructuring.”

In addition to the issuance of debt in the international markets, Uruguay expects to continue to seek the support of the World Bank, the IADB and other regional financial institutions from time to time through lending programs available to finance structural reforms.

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	2012		2013		2014		2015		2016(1)
Multilateral organizations:
IBRD (World Bank)	US$	1,027	US$	1,003	US$	989	US$	958	US$	970
IADB		1,923		1,527		1,569		1,590		1,597
IMF		451		452		425		407		394
Other		200		218		288		336		619
Total multilateral organizations		3,600		3,200		3,272		3,291		3,580
Bilateral creditors		71		70		121		133		125
Commercial banks		508		623		607		543		319
Other non-resident institutions		10,972		13,177		13,779		13,923		12,897
Of which holdings of:
Treasury bills		1,025		1,077		756		652		450
Treasury bonds		9,167		10,984		11,952		12,647		12,169
Suppliers		1,094		489		626		169		225
Total	US$	16,245	US$	17,559	US$	18,406	US$	18,058	US$	17,146

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of December 31, 2016%
Uruguayan pesos	US$	2,937	17.1%
U.S. dollars		13,088	76.3%
Euros		124	0.7%
Japanese yen		599	3.5%
SDRs		396	2.3%
Other		1	0.0%
Total	US$	17,146	100.0%

Source: Banco Central.

Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding as of December 31, 2016(1)	2017	2018	2019	2020	2021	2022	2023	2024 to Final Maturity
Central Government
Multilateral organizations	2,569	281	154	156	147	140	128	118	1,444
Bilateral creditors	26	4	4	4	4	4	4	2	1
Commercial banks	91	11	11	11	11	11	11	6	18
Treasury bills	450	66	174	0	211	0	0	0	0
Treasury bonds	12,169	414	260	160	146	442	547	468	9,732
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0
Total	15,305	776	602	331	519	597	690	594	11,195
Banco Central
Multilateral organizations	403	2	3	3	0	0	0	0	394
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	0	0	0	0	0	0	0	0	0
Banco Central bills	278	278	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0
Total	681	280	3	3	0	0	0	0	394
Non-Financial Public Enterprises
Multilateral organizations	608	35	58	61	54	54	52	45	247
Bilateral creditors	99	1	2	9	10	10	10	5	52
Commercial banks	228	122	45	12	12	12	12	12	0
Suppliers	225	225	0	0	0	0	0	0	0
Total	1,160	383	105	82	77	77	74	62	299
Total	US$ 17,146	US$ 1,439	US$ 711	US$ 417	US$ 596	US$ 674	US$ 764	US$ 656	US$ 11,889

(1)	Preliminary data.

Source: Banco Central.

The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	2012		2013		2014		2015		2016(2)
Interest payments	US$	575	US$	691	US$	731	US$	809	US$	844
Amortization		1,896		3,211		3,305		2,965		671
Total	US$	2,471	US$	3,902	US$	4,036	US$	3,774	US$	1,515
Total debt service/exports of goods and services		18.3%		28.4%		29.5%		30.9%		13.3%

(1)	Excludes interest on non-resident banking deposits.

(2)	Preliminary data.

Source: Banco Central.

Total Public Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2016.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
Bono 2018 Fixed Rate	8.0%	02/25/18	40.61
Bono 2019 Fixed Rate	7.5%	03/23/19	280.51
Bono 2020 Fixed Rate	9.8%	02/28/20	21.90
Bono 2017 Floating Rate	Libor + 1	06/30/17	5.36
Bono 2018 Floating Rate	Libor + 2	03/24/18	1.03
Bono 2018 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	04/15/18	75.99
Bono 2019 Fixed Rate	7.5%	07/21/19	113.89
UR Bond	2.3%	03/31/44	1,028.34
UI Bond	Various	Various	4,013.55
Zero-coupon bond	8.3%	Vs 2014/2020	1.47

1)	Valued at December 31, 2016. Source: Banco Central.

Public External Bonds Issued Outside Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
Global Bond 2027	7.9%	07/15/27	22.04
Bono vto. 2017 9.25%	9.3%	05/17/17	50.34
Global Bond 2027	4.5%	10/27/27	2,099.99
Mat Ext Bono 7.625%20.01.2017	7.6%	01/20/17	12.26
Benchmark 7.875 PIK 15.01.33	Max 7.875%; from 3.875%+1% per annum until 2007	01/15/33	840.60
Bono Global 2024	4.5%	01/08/24	1,537.04
Sec USD 200:0 UBS Global 2022	8.0%	11/18/22	563.70
Bono Global 2036	7.6%	03/21/36	1,056.64
Bono Global en Yenes Serie A	2.2%	03/13/17	256.71
Bono Global 2025 USD	6.9%	09/28/25	175.37
Bono Global 2050	5.1%	06/18/50	3,947.00
Mat Ext Bono 7% 28/06/2019	7.0%	06/28/19	60.93
BONO YEN VTO 2021	1.6%	06/03/21	342.28
Bono Global 2045	4.1%	20/11/45	731.36
Bonos Globales en Pesos Reaj.2da	5.0%	09/14/18	590.93
Bonos Globales en Pesos Reaj.3er	4.3%	09/14/27	887.08
Bonos Globales en Pesos Reaj.4ta	3.7%	06/26/37	849.33
Bonos Globales en Pesos Reaj.5ta	4.0%	07/10/30	968.67
Bonos Globales en Pesos Reaj.6ta	4.4%	12/15/28	2,063.56

(1)	Valued at December 31, 2016.

Source: Banco Central.

The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)
As of December 31,

	2012		2013		2014		2015		2016 (1)
Gross public external debt	US$	16,246	US$	17,559	US$	18,406	US$	18,058	US$	17,146
Gross public domestic debt(2)		14,887		15,543		15,120		13,338		16,178
Banco Central		6,421		7,687		7,561		4,779		4,941
Non-financial public sector		8,466		7,856		7,559		8,560		11,237
Total gross public debt	US$	31,133	US$	33,102	US$	33,526	US$	31,396	US$	33,324

(1)	Preliminary data.

(2)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.

Source: Banco Central.

The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

		Foreign Currency		Pesos
As of December 31,	Total	Treasury bonds	Treasury bills(1)	Treasury bonds	Treasury bills(1)
2012	18,433	7,048	0	9,682	1,703
2013	19,343	7,960	0	9,898	1,485
2014	20,234	8,925	0	10,372	937
2015	21,568	11,161	0	9,124	1,283
2016	23,803	12,237	0	10,402	1,164

(1)	Nominal value.

Source: Banco Central.

D-68

The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding as of December 31, 2016(1)	2017	2018	2019	2020	2021	2022	2023	2024 to Final Maturity
Gross public external debt	17,146	1,439	711	417	596	674	764	656	11,889
Gross public domestic debt	16,178	4,999	1,110	1,511	1,546	289	561	288	5,873
Total	33,324	6,438	1,821	1,928	2,142	963	1,325	944	17,762

(1)	Preliminary data.

Source: Banco Central.

Debt Service and Debt Restructuring

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

A debt-to-equity swap program, established in 1987, provided a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

●	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;

●	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and

●	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

D-69

Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89.0 million, which were cancelled upon maturity.

After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen-denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826.0 million. Investors paid for an aggregate principal amount equivalent to US$447.0 million of such bonds by tendering short-term securities of Banco Central.

In November 2012, Uruguay completed a series of liability management transactions, including the issuance of its US$854 million 4.125% dollar-denominated bond due 2045. The cash proceeds of the offer were used to repurchase debt with short-term maturity and higher-interest coupons.

In August 2013, Uruguay completed a series of liability management transactions, including the issuance of its US$2.0 billion 4.5% bonds due 2024. The cash proceeds of the offer were used to repurchase debt with short-term maturity and higher-interest coupons.

In June 2014, Uruguay completed a series of liability management transactions, including the issuance of US$2 billion of its 5.100% bonds due 2050. The cash proceeds of the offers were used to repurchase debt with short-term maturity and higher-interest coupons and applied to general government purposes.

In February 2015, Uruguay completed a series of liability management transactions, including the reopening of its 5.100% bonds due 2050 for US$1.2 billion. The cash proceeds from the offer were used for general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness.

In October 2015, Uruguay completed a series of liability management transactions, including the issuance of US$1.7 billion 4.475% bonds due 2027. US$0.5 billion of the cash proceeds from the offers were used to repurchase debt maturing in 2024 and US$1.2 billion were applied to general government purposes.

In July 2016, Uruguay completed a series of liability management transactions, including the reopening of its 4.475% bonds due 2027 for US$400 million and of its 5.100% bonds due 2050 for US$747 million. The cash proceeds from the offers were used for general purposes of the government, including financial investment and refinancing, repurchase and amortizing domestic and external indebtedness.

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 45 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(in millions of US$)

		Of which:
	Amount outstanding as of Dec. 31, 2016	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non-residents)	Gross Public Debt as of Dec. 31, 2016

Direct Debt of Central Government	26,375	10,084	1,100	15,191	25,275
of which:
Direct Loans	2,572	0	0	2,572	2,572
Treasury Bonds and Eurobonds	22,638	9,370	1,100	12,169	21,539
Treasury Bills	1,164	714	0	450	1,164

Other public debt
of which:	8,234	6,093	185	1,956	8,049
Banco Central Bills	1,445	0	0	1,445	1,445
Guaranteed Debt	4,006	3,542	185	278	3,820
Other External Debt	233	0	0	233	233
Other Domestic Debt	2,551	2,551	0	0	2,551

Total(1)	34,609	16,178	1,285	17,146	33,324

(1)	Totals may differ due to rounding.

Source: Banco Central.

Table 2: Direct Loans
(in millions of US$)

					Of Which:
				Amount outstanding	Internal Debt	External Debt
Lender	Interest Rate	Issue Date	Final Maturity	as of: 12/31/2016	(with residents)	(non-residents)
Bank of China	5	11/07/1988	12/31/2020	1.29	0.00	1.29
Interamerican Development Bank	2	10/31/1988	10/31/2018	0.19	0.00	0.19
Interamerican Development Bank	2	12/15/2000	07/30/2026	3.32	0.00	3.32
Interamerican Development Bank	2	03/17/2001	03/17/2021	0.00	0.00	0.00
Interamerican Development Bank	2	12/21/2001	12/21/2026	48.87	0.00	48.87
Interamerican Development Bank	0.19	06/18/2002	08/15/2022	53.26	0.00	53.26
Interamerican Development Bank	2	12/21/2002	12/15/2027	22.48	0.00	22.48
Interamerican Development Bank	2	12/15/2003	12/15/2028	37.29	0.00	37.29
Interamerican Development Bank	2	11/17/2004	11/17/2024	12.90	0.00	12.90
Interamerican Development Bank	2	08/22/2005	08/22/2025	150.00	0.00	150.00
Interamerican Development Bank	2	08/22/2005	08/22/2025	8.82	0.00	8.82
Interamerican Development Bank	2	12/08/2005	12/08/2030	1.71	0.00	1.71
Interamerican Development Bank	2	07/26/2006	06/15/2031	5.03	0.00	5.03
Interamerican Development Bank	2	08/26/2006	06/15/2031	0.82	0.00	0.82
Interamerican Development Bank	2	10/26/2006	10/26/2031	2.96	0.00	2.96
Interamerican Development Bank	2	12/12/2006	11/04/2031	36.25	0.00	36.25
Interamerican Development Bank	2	12/28/2006	12/15/2031	107.60	0.00	107.60
Interamerican Development Bank	2	01/22/2007	01/22/2032	0.97	0.00	0.97
Interamerican Development Bank	2	03/14/2007	10/10/2031	3.62	0.00	3.62
Interamerican Development Bank	2	03/18/2007	03/18/2032	58.12	0.00	58.12
Interamerican Development Bank	2	08/20/2007	04/10/2032	6.32	0.00	6.32
Interamerican Development Bank	2	09/25/2007	09/25/2032	3.86	0.00	3.86
Interamerican Development Bank	2	10/26/2007	10/26/2032	9.10	0.00	9.10
Interamerican Development Bank	2	04/08/2008	04/08/2033	3.93	0.00	3.93
Interamerican Development Bank	2	04/08/2008	04/08/2033	4.38	0.00	4.38
Interamerican Development Bank	2	11/07/2008	11/04/2033	30.54	0.00	30.54
Interamerican Development Bank	0.26	12/30/2008	12/15/2033	64.93	0.00	64.93
Interamerican Development Bank	2	12/30/2008	12/15/2033	25.43	0.00	25.43
Interamerican Development Bank	2	02/10/2009	08/15/2033	1.79	0.00	1.79
Interamerican Development Bank	2	03/31/2009	03/31/2034	2.34	0.00	2.34
Interamerican Development Bank	5.573	05/11/2009	05/11/2029	237.50	0.00	237.50
Interamerican Development Bank	0.26	02/09/2010	02/09/2035	5.08	0.00	5.08
Interamerican Development Bank	0.26	02/09/2010	02/15/2035	9.55	0.00	9.55
Interamerican Development Bank	0.194	04/22/2010	04/22/2030	3.30	0.00	3.30
Interamerican Development Bank	0.26	12/08/2010	12/15/2035	21.96	0.00	21.96
Interamerican Development Bank	0.546	02/09/2011	08/15/2036	6.17	0.00	6.17
Interamerican Development Bank	0.26	12/12/2011	12/12/2036	10.85	0.00	10.85
Interamerican Development Bank	0.26	01/24/2012	08/15/2036	21.35	0.00	21.35
Interamerican Development Bank	0.26	01/24/2012	01/24/2037	6.56	0.00	6.56
Interamerican Development Bank	0.26	02/02/2012	08/15/2036	44.19	0.00	44.19
Interamerican Development Bank	0.26	03/15/2012	03/15/2037	36.26	0.00	36.26
Interamerican Development Bank	0.26	03/15/2012	03/15/2037	4.18	0.00	4.18
Interamerican Development Bank	9.23	08/09/2012	08/15/2029	29.62	0.00	29.62
Interamerican Development Bank	0.26	10/25/2012	10/25/2037	4.77	0.00	4.77
Interamerican Development Bank	0.26	11/20/2012	11/20/2037	1.01	0.00	1.01
Interamerican Development Bank	2	12/27/2012	12/27/2037	6.74	0.00	6.74
Interamerican Development Bank	9.36	05/07/2013	08/15/2032	33.41	0.00	33.41
Interamerican Development Bank	9.36	05/14/2013	08/15/2032	11.72	0.00	11.72

					Of Which:
				Amount outstanding	Internal Debt	External Debt
Lender	Interest Rate	Issue Date	Final Maturity	as of: 12/31/2016	(with residents)	(non-residents)
Interamerican Development Bank	0.26	11/11/2013	11/15/2038	4.65	0.00	4.65
Interamerican Development Bank	2	02/14/2014	10/15/2038	22.80	0.00	22.80
Interamerican Development Bank	2	02/15/2014	08/15/2038	2.45	0.00	2.45
Interamerican Development Bank	0.26	04/30/2014	05/15/2039	1.76	0.00	1.76
Interamerican Development Bank	4.03	09/24/2014	10/15/2039	5.06	0.00	5.06
Interamerican Development Bank	4.03	02/13/2015	04/15/2039	7.68	0.00	7.68
Interamerican Development Bank	5.03	02/13/2015	05/15/2040	13.00	0.00	13.00
Interamerican Development Bank	4.03	02/13/2015	04/15/2039	1.05	0.00	1.05
Interamerican Development Bank	4.03	02/26/2016	10/15/2041	6.00	0.00	6.00
Interamerican Development Bank	0.26	09/01/2016	06/15/2041	8.54	0.00	8.54
International Bank for Reconstruction and Development	2	06/17/2002	04/15/2017	2.24	0.00	2.24
International Bank for Reconstruction and Development	2.5	06/16/2005	03/15/2020	24.24	0.00	24.24
International Bank for Reconstruction and Development	2.5	06/16/2005	04/15/2020	10.96	0.00	10.96
International Bank for Reconstruction and Development	2.5	06/16/2005	04/15/2020	26.38	0.00	26.38
International Bank for Reconstruction and Development	1.24	03/28/2007	10/15/2021	2.37	0.00	2.37
International Bank for Reconstruction and Development	2.5	06/21/2007	04/15/2022	15.46	0.00	15.46
International Bank for Reconstruction and Development	2.5	06/21/2007	04/15/2022	6.73	0.00	6.73
International Bank for Reconstruction and Development	2.5	12/13/2007	04/15/2022	13.28	0.00	13.28
International Bank for Reconstruction and Development	2	02/10/2009	02/15/2029	400.00	0.00	400.00
International Bank for Reconstruction and Development	2	02/14/2010	02/15/2032	29.90	0.00	29.90
International Bank for Reconstruction and Development	2	01/26/2011	02/15/2031	100.00	0.00	100.00
International Bank for Reconstruction and Development	1.24	01/17/2012	02/15/2032	31.59	0.00	31.59
International Bank for Reconstruction and Development	1.24	03/16/2012	12/16/2032	7.70	0.00	7.70
International Bank for Reconstruction and Development	1.24	12/11/2012	02/15/2033	39.28	0.00	39.28
International Bank for Reconstruction and Development	2	12/11/2012	12/11/2033	59.45	0.00	59.45
International Bank for Reconstruction and Development	9.95	10/15/2013	10/15/2017	10.44	0.00	10.44
International Bank for Reconstruction and Development	9.83	10/15/2013	10/15/2017	6.18	0.00	6.18
International Bank for Reconstruction and Development	3.7	10/15/2013	10/15/2017	132.44	0.00	132.44
Corporación Andina de Fomento	1.686	09/15/2016	03/15/2028	252	0.00	252
Credit National Paris	2	08/28/1989	03/31/2023	0.20	0.00	0.20
Credit National Paris	2	08/28/1989	09/30/2020	0.21	0.00	0.21
Credit National Paris	2	08/28/1989	12/31/2021	0.15	0.00	0.15
Credit National Paris	2	08/28/1989	12/31/2021	0.17	0.00	0.17
Credit National Paris	2	08/28/1989	06/30/2022	0.32	0.00	0.32
Credit National Paris	2	08/28/1989	09/30/2022	0.12	0.00	0.12
Credit National Paris	2	08/28/1989	12/31/2022	0.60	0.00	0.60
Credit National Paris	2	08/28/1989	06/30/2021	0.04	0.00	0.04
Fondo Internacional de Desarrollo Agrícola	1.24	07/04/2001	01/01/2019	1.74	0.00	1.74
Fondo Internacional de Desarrollo Agrícola	4.03	07/23/2014	05/15/2033	0.52	0.00	0.52
Instituto Crédito Oficial del Reino de España	1.25	10/02/1992	10/26/2022	2.93	0.00	2.93
Instituto Crédito Oficial del Reino de España	1.25	03/23/1993	04/20/2023	0.94	0.00	0.94
Instituto Crédito Oficial del Reino de España	1.25	05/12/1993	05/15/2023	10.61	0.00	10.61
Instituto Crédito Oficial del Reino de España	1.25	07/01/1994	08/03/2024	0.97	0.00	0.97
Instituto Crédito Oficial del Reino de España	1.25	07/01/1994	08/01/2024	2.75	0.00	2.75
Instituto Crédito Oficial del Reino de España	1.25	07/01/1994	07/12/2024	4.88	0.00	4.88
ITALIAN BANK ARTIGIANCASSA SPA	0.1	09/09/2004	09/09/2043	6.32	0.00	6.32
ITALIAN BANK ARTIGIANCASSA SPA	0.1	12/02/2005	12/02/2047	11.85	0.00	11.85
Kreditanstalt Fur Wieteraufbau	2	11/23/1993	12/30/2023	1.76	0.00	1.76
The Bank of Nova Scotia - Toronto	4.1	11/23/2016	11/15/2023	70.84	0.00	70.84
World Bank	0.0	06/07/2016	01/02/2017	7.98	0.00	7.98
Total Direct Debt				2,571.87	0.00	2,571.87

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
Foreign Currency Denominated Bonds:				Amount outstanding	Internal Debt	Internal Debt	External Debt
Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	as of: 12/31/2016	(with residents)	(with public sector)	(non-residents)
Bono 2018 Fixed Rate	8.0%	05/29/03	02/25/18	41.95	20.12	0.00	21.83
Bono 2019 Fixed Rate	7.5%	05/29/03	03/23/19	280.49	150.80	12.52	117.17
Bono 2020 Fixed Rate	9.8%	05/29/03	02/28/20	21.90	11.05	3.00	7.85
Bono 2017 Floating Rate	Libor + 1	05/29/03	06/30/17	5.36	4.43	0.26	0.67
Bono 2018 Floating Rate	Libor + 2	05/29/03	03/24/18	1.03	0.81	0.06	0.16
Bono 2018 Incremental Rate	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	04/15/18	74.50	60.84	1.27	12.39
Bono 2019 Fixed Rate	7.5%	07/21/09	07/21/19	113.89	107.66	0.00	6.23
UR Bond	2.3%	03/31/14	03/31/44	1,028.35	999.12	29.23	0.00
UI Bond		Various	Various	4,013.55	3,081.97	758.60	172.98
Zero-coupon bond	8.3%	Vs 1999/2000	Vs 2014/2020	1.47	1.47	0.00	0.00
Global Bond 2027	7.9%	07/15/97	07/15/27	22.04	0.10	0.00	21.94
Global Bond 2027	4.5%	10/19/15	10/27/27	2,099.99	390.72	0.79	1,708.48
Bono vto. 2017 9.25%	9.3%	05/17/05	05/17/17	50.34	27.26	2.05	21.03
Mat Ext Bono 7.625% 20.01.2017	7.6%	05/29/03	01/20/17	12.26	6.99	0.01	5.26
Benchmark 7.875 PIK 15.01.33	Máx 7.875%; inicia 3.875%+1% anual hasta 2007	05/29/03	01/15/33	840.60	99.75	44.94	695.91
Bono Global 2024	4.5%	08/06/13	08/14/24	1,537.04	212.87	4.24	1,319.93
Sec USD 200:0 UBS Global 2022	8.0%	11/18/05	11/18/22	563.71	239.09	24.71	299.91
Bono Global 2036	7.6%	03/21/06	03/21/36	1,056.64	159.59	10.03	887.02
Bono Global en Yenes Serie A	2.2%	03/12/07	03/13/17	256.71	0.00	0.00	256.71
Bono Global 2025 USD	6.9%	09/28/09	09/28/25	175.38	93.18	0.00	82.20
Bono Global 2050	5.1%	06/18/14	06/18/50	3,947.00	136.85	0.99	3,809.16
Mat Ext Bono 7% 28/06/2019	7.0%	05/29/03	06/28/19	60.94	24.46	0.00	36.48
BONO YEN VTO 2021	1.6%	06/03/11	06/03/21	342.28	0.00	0.00	342.28
Bono Global 2045	4.1%	11/20/12	11/20/45	731.37	127.06	0.40	603.91
Bonos Globales en Pesos Reaj.2da	5.0%	09/15/06	09/14/18	590.93	303.67	57.50	229.76
Bonos Globales en Pesos Reaj.3er	4.3%	04/03/07	09/15/27	887.09	645.99	21.55	219.55
Bonos Globales en Pesos Reaj.4ta	3.7%	06/26/07	06/26/37	849.32	643.38	25.12	180.82
Bonos Globales en Pesos Reaj.5ta	4.0%	07/10/08	07/10/30	968.67	874.19	49.45	45.03
Bonos Globales en Pesos Reaj.6ta	4.4%	12/15/11	12/15/28	2,063.57	946.66	53.01	1,063.90
Total Bonds(1)				22,638.37	9,370.08	1,099.73	12,168.56

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to December 31, 2016.

Source: Banco Central

Table 4: Bills(1)
(in millions of US$)

				Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2016	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non-residents)
Total Bills (pesos)	Various	Various	Various	1,164	714	0	450
Total Bills (UI)	Various	Various	Various	0	0	0	0
Total Treasury bills	Various	Various	Various	1,164	714	0	450
Banco Central bills	Various	Various	Various	4,006	3,542	185	278
Total Bills				5,170	4,256	185	729

(1)	Face value.

Source: Banco Central.

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Table 5: Guaranteed Debt
(in millions of US$)

					Of Which:
				Amount outstanding	Internal Debt	External Debt
Lender	Interest Rate	Issue Date	Final Maturity	as of: 12/31/2016	(with residents)	(non-residents)
Interamerican Development Bank	4.03	12/27/1993	06/27/2019	4.55	0.00	4.55
Interamerican Development Bank	2	11/12/1996	11/12/2021	44.80	0.00	44.80
Interamerican Development Bank	2	11/04/2002	11/04/2022	1.17	0.00	1.17
Interamerican Development Bank	0.26	11/21/2003	08/15/2022	0.92	0.00	0.92
Interamerican Development Bank	2	03/09/2009	03/09/2034	35.35	0.00	35.35
Interamerican Development Bank	0.26	04/17/2009	04/17/2033	32.58	0.00	32.58
Interamerican Development Bank	0.26	11/22/2011	11/22/2036	19.05	0.00	19.05
Interamerican Development Bank	0.26	12/13/2011	12/13/2036	13.05	0.00	13.05
Interamerican Development Bank	0.26	12/13/2011	12/13/2036	19.21	0.00	19.21
Interamerican Development Bank	2	12/10/2012	12/10/2037	27.25	0.00	27.25
Interamerican Development Bank	2	12/10/2012	12/10/2037	8.79	0.00	8.79
Interamerican Development Bank	2	02/07/2013	09/15/2037	47.24	0.00	47.24
Interamerican Development Bank	0.26	02/13/2015	07/15/2040	19.2	0.00	19.2
Interamerican Development Bank	12.41	07/28/2015	03/15/2025	37.74	0.00	37.74
International Bank for Reconstruction and Development	0.26	02/13/2015	07/15/2040	3.00	0.00	3.00
International Bank for Reconstruction and Development	5.84	12/11/2012	02/15/2035	17.10	0.00	17.10
International Bank for Reconstruction and Development	2	10/15/2016	04/15/2022	27.30	0.00	27.30
Corporacion Andina De Fomento	1.428	03/11/2008	03/11/2017	1.45	0.00	1.45
Corporacion Andina De Fomento	2.378	12/22/2008	12/22/2023	90.01	0.00	90.01
Corporacion Andina De Fomento	3.278	06/14/2010	06/14/2019	16.66	0.00	16.66
Corporacion Andina De Fomento	4.218	07/03/2012	07/03/2020	3.33	0.00	3.33
Corporacion Andina De Fomento	0.528	12/17/2012	03/15/2032	35.78	0.00	35.78
Corporacion Andina De Fomento	0.528	12/31/2012	12/31/2027	77.77	0.00	77.77
Corporacion Andina De Fomento	0.528	12/09/2013	12/09/2025	139.27	0.00	139.27
Credit National Paris	2	12/18/1990	12/31/2028	2.77	0.00	2.77
International Monetary Fund	0.09	11/18/1986	12/31/2053	67.19	0.00	67.19
International Monetary Fund	0.09	08/07/2009	12/31/2053	305.45	0.00	305.45
International Monetary Fund	0.09	08/10/2009	12/31/2053	21.61	0.00	21.61
Instituto Crédito Oficial del Reino de España	1.5	02/22/1992	10/06/2022	5.53	0.00	5.53
Kreditanstalt Fur Wieteraufbau	3.6	03/14/2013	12/30/2027	30.54	0.00	30.54
Kreditanstalt Fur Wieteraufbau	2.18	08/07/2014	08/07/2029	63.17	0.00	63.17
External Comercial Banks				225.71	0.00	225.71
Total Guaranteed Debt				1,444.54	0.00	1,444.54

Table 6: Other External Debt
(in millions of US$)

	Amount Outstanding as of December 31, 2016
Commercial Creditors		225
Banco Central: Other External Debt		7.60
Total Other External Debt	US$	233

Source: Banco Central.

D-78

Table 7: Other Domestic Debt
(in millions of US$)

	Amount Outstanding as of December 31, 2016
Deposits Net of Credits	US$	2,041

Non-financial Public Sector	US$	642
Credits		642
Banco Central		1,399
Credits		(27)
Deposits		1,426
Other Debt	US$	510

Total Other Domestic Debt	US$	2,551

Source: Banco Central.

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